UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

Incorporation by Reference

We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-160221, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: September 23, 2009

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Exhibit Index

Exhibit No.	Description
10.1	Share Purchase Agreement, dated as of September 21, 2009, among ReneSola Ltd, Dynamic Green Energy Limited and the selling shareholders listed therein

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Exhibit 10.1

Execution Copy

SHARE PURCHASE AGREEMENT

AMONG

RENESOLA LTD

DYNAMIC GREEN ENERGY LIMITED

AND

THE SELLING SHAREHOLDERS

DATED AS OF

September 21, 2009

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of September 21, 2009, is among DYNAMIC GREEN ENERGY LIMITED, an exempted company limited by shares duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (“Dynamic” or the “Company”), the selling shareholders listed on Schedule A hereto (the “Selling Shareholders,” and together with the Company, the “Seller Parties”), and RENESOLA LTD, a BVI business company incorporated under the laws of the British Virgin Islands (“ReneSola” or “Buyer”).

WHEREAS, the Selling Shareholders collectively own all of the outstanding Shares (as defined below), including Shares issuable upon conversion of Company Preferred Shares (as defined below) and Company Convertible Bonds (as defined below) (the “Offered Shares”); and

WHEREAS, the Selling Shareholders desire to sell to Buyer, and Buyer desires to purchase from the Selling Shareholders, the Offered Shares, upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made and the representations, warranties, covenants and agreements contained herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Action” means any action, complaint, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, civil or criminal investigation, or unfair labor practice, charge or complaint.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” means this Share Purchase Agreement among the parties hereto, as amended, modified or supplemented from time to time.

“Ancillary Documents” means the Shareholders Agreement, Amended Articles, Key Employee Employment Agreements, Non-Competition Agreements, Lock-up Agreements, Registration Rights Agreement, ReneSola-GE Convertible Bond and such other agreements, documents and instruments as executed, filed or otherwise prepared, exchanged or delivered in accordance with this Agreement.

“Big Four Accounting Firm” means Ernst & Young, KPMG, Pricewaterhouse Coopers or Deloitte Touche Tohmatsu.

“Business” means (i) the production and distribution of solar power products, (ii) any other business as currently conducted by the Group Companies, and (iii) any related activities incidental thereto.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Shanghai, PRC; Hong Kong Special Administrative Region; or The City of New York.

“Buyer Material Adverse Effect” or “Buyer Material Adverse Change” means any effect or change that would be or would reasonably be expected to be materially adverse (i) to the business, assets, condition (financial or otherwise), operating results or operations of Buyer and its subsidiaries, taken as a whole, or (ii) to the ability of Buyer to perform its obligations under this Agreement or the Ancillary Documents; provided that none of the following, either alone or in combination, shall be considered in determining whether a breach of a representation, warranty, covenant or agreement qualified by the term “Buyer Material Adverse Effect” has occurred: (a) a change in general economic conditions or circumstances that does not have a materially disproportionate effect (relative to other industry participants) on Buyer and its subsidiaries, taken as a whole; (b) any adverse change or effect arising primarily from changes in applicable Laws; and (c) any changes arising from (i) losses of employees or (ii) any delays or cancellations of orders for Buyer’s products or services in each case that are caused primarily by the announcement of this Agreement or the Ancillary Documents.

“Company Convertible Bonds” means the convertible promissory notes in the aggregate principal amount of US$30,000,000 issued by the Company to GE, Sunpower Systems, SA, Renaissance US Growth and Investment Trust, PLC, and Renaissance Capital Growth & Income Fund III, Inc. on June 10, 2008.

“Company-Licensed IP Rights” means Company IP Rights that are not Company-Owned IP Rights.

“Company-Owned IP Rights” means Company IP Rights that are owned by the Company or any of its Subsidiaries.

“Company Ordinary Shares” means the ordinary shares, US$0.01 par value per share, of the Company.

“Company Preferred Shares” means 4,800,000 Series A Preferred Shares, US$0.01 par value per share of the Company, issued by the Company to Chardan China Investments, LLC on June 21, 2007.

“Confidentiality Agreement” means the Non-disclosure Agreement entered into by each of the Company and Buyer in favor of the other party, dated June 19, 2009.

“Contract” means any contract, agreement, arrangement, obligation, undertaking, instrument, understanding, promise or commitment, whether written or oral.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Company to Buyer in connection with this Agreement. The information and disclosure contained in any particular section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, limitation, condition, equitable interest, option, easement, encroachment, right of first refusal or similar adverse claim or restriction, including any restriction on transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” means any written notice, claim or demand or any action, suit, complaint, or proceeding by any person alleging liability or potential liability (including liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, fines or penalties) under any Environmental Laws.

“Environmental Laws” means all Laws in effect relating to protection of the environment.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Lease” means (i) any lease of property, real or personal, the obligations under which are capitalized on the balance sheet of the Company and (ii) any other such lease to the extent that the then present value of the minimum rental commitment thereunder should, in accordance with U.S. GAAP, be capitalized on a balance sheet of the Company.

“Founder Holdco” means JW Solar Holdings Co. Limited, a limited liability company incorporated under the laws of the British Virgin Islands.

“GE” means GE Capital Equity Investments Ltd., an exempted company incorporated under the laws of the Cayman Islands.

“Government Official” means any official, director, politician, employee or other similar Persons with a position at a Governmental Authority.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, municipal, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Governmental Authorization” means any consent or approval of or from any United States of America, PRC or Cayman Islands Governmental Authority.

“Governmental Order” means any order, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Group Companies” means the Company, the Subsidiaries, any variable interest entity controlled by and consolidated with the Company and any Person that is not a natural person and that is controlled by a Group Company, a list of which companies is set forth in Section 3.3 of the Disclosure Schedule.

“Hazardous Materials” means all materials defined as “hazardous substances” or “hazardous wastes,” toxic, pollutant, contaminant or words of similar meaning or effect, or any other term of similar import under any Environmental Law.

“Hubei Encumbrances” means the Encumbrances in connection with the Jiawei-Evergreen Arrangements as disclosed under Section 3.3(a) of the Disclosure Schedule.

“Indebtedness” of a Person, at a particular date, means the sum (without duplication) at such date of (i) indebtedness for borrowed money or for the deferred purchase price of property or services in respect of which such Person is liable as obligor, (ii) indebtedness secured by any lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by or is a primary liability of such Person, (iii) obligations of such Person under Financing Leases, (iv) the face amount of all letters of credit issued for the account of such person and, without duplication, the unreimbursed amount of all drafts drawn thereunder, (v) obligations (in the nature of principal or interest) of such Person in respect of acceptances or similar obligations issued or created for the account of such Person and (vi) indebtedness of others guaranteed by such Person to the extent of the amount of such indebtedness that such Person has agreed to guarantee.

“Intellectual Property” means the rights associated with or arising out of any of the following: (i) domestic and foreign patents and patent applications, together with all reissuances, divisions, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and any identified invention disclosures (“Patents”); (ii) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), including ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (“Trade Secrets”); (iii) all copyrights, copyrightable works, rights in databases, data collections, “moral” rights, mask works, copyright registrations and applications therefore and corresponding rights in works of authorship (“Copyrights”); (iv) all trademarks, service marks, logos, trade dress and trade names and domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (v) all computer software and code, including assemblers, applets, compilers, source code, object code, development tools, design tools, user interfaces and data, in any form or format, however fixed (“Software”); and (vi) all Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing (“Domain Names”);

“Jiawei-Evergreen Arrangements” means a series of arrangements pertaining to the construction and operation of certain wafer facilities, and cell and panel facilities in Wuhan City, Hubei Province of PRC, as contemplated under the Relationship Agreement and the Manufacturing Services Agreement, each dated as of July 14, 2009 and by and among Jiawei Solarchina Co., Ltd.,

Jiawei Solar (Wuhan) Co., Ltd., Evergreen Solar Inc. and Evergreen Solar (Wuhan) Co., Ltd., and other related agreements and understandings with any Person contemplated thereunder and in connection therewith, including any agreement, understanding, undertaking or commitment with Hubei Technology Investment Co., Ltd.

“Knowledge of Buyer” means the knowledge after due inquiry of any officer or director of Buyer.

“Knowledge of the Warrantors” means the knowledge after due inquiry of Mr. Kongxian Ding, Mr. David Hua Xu, Mr. Yue Liang and Ms. Hing-Wan Chau.

“Land Use Rights” means in relation to the land on which the facilities of any Group Company is located, the land use rights granted or allocated in relation thereto under the relevant land use right certificates and real estate certificates.

“Law” means any statute, code, law, ordinance, regulation or rule or other legally binding requirement of any Governmental Authority.

“Liabilities” means any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, deferred income, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Management Shareholder” means Mr. Kongxian Ding, a PRC citizen with the PRC identification card number [—].

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be or would reasonably be expected to be materially adverse (i) to the business, assets, condition (financial or otherwise), operating results or operations of the Company and its subsidiaries, taken as a whole, or (ii) to the ability of the Selling Shareholders to perform their obligations under this Agreement or the Ancillary Documents; provided that none of the following, either alone or in combination, shall be considered in determining whether a breach of a representation, warranty, covenant or agreement qualified by the term “Material Adverse Effect” or a “Material Adverse Change” has occurred: (a) a change in general economic conditions or circumstances that do not have a materially disproportionate effect (relative to other industry participants) on the Group Companies, taken as a whole; (b) any adverse change or effect arising primarily from changes in applicable Laws; and (c) any changes arising from (i) losses of employees or (ii) any delays or cancellations of orders for Group Companies’ products or services in each case that are caused primarily by the announcement of this Agreement or the Ancillary Documents.

“Non-Management Shareholder” means any Selling Shareholder who is not the Founder Holdco.

“Occupancy Rights” include any right to use, possess or occupy any of the Real Property, granted by any of the Group Companies or its predecessors in title or otherwise acquired or in the course of being acquired.

“Permitted Encumbrances” means (i) Encumbrances for Taxes not yet due and payable or being contested in good faith and for which appropriate reserves have been made on the Financial Statements in accordance with U.S. GAAP, (ii) Encumbrances in respect of property or assets imposed by Law that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar liens, (iii) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, and (iv) survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property.

“Person” means any individual, partnership, firm, company, corporation, association, trust, unincorporated organization, joint venture or other entity.

“PRC” means the People’s Republic of China, excluding, for the purposes of this Agreement the Hong Kong Special Administrative Region, Macau Special Administrative Region and the island of Taiwan.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Real Property” means all properties owned, occupied or used by the Group Companies as set forth in Section 3.26 to the Disclosure Schedule, including without limitation the Land Use Rights.

“Related Party” means, in respect of any Person, any other Person specified in Item 7.B of Form 20-F under the Securities Act, excluding, with respect to the Company, any of the Group Companies that are wholly owned Affiliates of the Company and Jiawei Solar (Wuhan) Co., Ltd. and its subsidiaries.

“RMB” means Renminbi, the legal currency of the PRC.

“RS Ordinary Shares” means the shares, no par value per share, of Buyer.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means all of the equity interests of the Company, including Company Ordinary Shares, options, warrants and other equity interests.

“Straddle Period” means any taxable period beginning before or on and ending after the Closing Date.

“Subsidiaries” means any and all corporations, partnerships, companies and other entities with respect to which the Company, directly or indirectly, owns more than 50% of the securities having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“subsidiaries” means, with respect to any Person, any other Person with respect to which the first Person, directly or indirectly, owns 50% or more of the securities of the second Person having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“Tax” or “Taxes” means any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, branch profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value-added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Return” means any return, estimate, report or statement relating to Taxes, required to be filed with any Governmental Authority, including any schedule or attachment thereto, amendment thereof, claim for refund or declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the government entity or political subdivision thereof that imposes such Tax and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“U.S. GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

“Warrantors” means the Company and the Management Shareholder.

“2008 Dynamic Investor Rights Agreement” means the Amended and Restated Investors’ Rights Agreement dated as of June 6, 2008 by and among the Company, Jiawei Solarchina Company Limited and the Selling Shareholders.

Section 1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Acquisition Proposal	Section 6.9(a)
Agreement	Preamble
Audited Financial Statements	Section 3.5(a)
Balance Sheet	Section 3.5(a)
Balance Sheet Date	Section 3.5(a)
Basket	Section 10.1(c)
Buyer	Preamble
Buyer Indemnified Persons	Section 10.1(a)
Buyer SEC Documents	Section 5.7
Cap	Section 10.1(c)
Closing	Section 2.3(a)
Closing Date	Section 2.3(a)
Closing Shares	Section 2.2(a)
Company	Preamble
Company IP Rights	Section 3.14(a)
Confidential Information	Section 6.7
Customer	Section 3.20
Dynamic	Preamble
Financial Statements	Section 3.5(a)
Indemnifying Selling Shareholder	Section 10.1(a)
Indemnifying Party	Section 10.3
HKIAC	Section 11.13(b)

Term	Section
Key Employee	Section 8.12
Leased Properties	Section 3.26(b)
Leases	Section 3.26(b)
Lock-up Agreements	Section 8.12
Long-Stop Date	Section 9.1(e)
Losses	Section 10.1(a)
Material Contract	Section 3.15(a)
NYSE	Section 5.3
Offered Shares	Preamble
Original Long-Stop Date	Section 9.1(e)
Outside Long-Stop Date	Section 9.1(e)
Permitted Distributions	Section 4.5
Permitted Transferees	Section 6.8
Pre-Closing Period	Section 6.1(a)
Registration Rights Agreement	Section 7.8
ReneSola	Preamble
ReneSola-GE Convertible Bond	Section 2.2(b)
SEC	Section 5.3
Seller Indemnified Persons	Section 10.2(a)
Seller Parties	Preamble
Sellers’ Representative	Section 2.6(a)
Selling Shareholders	Preamble
Shareholders Agreement	Section 7.7
Supplier	Section 3.24
Tax Matter	Section 6.4(c)
Transfer Taxes	Section 6.4(d)
Unaudited Financial Statements	Section 3.5(a)

Section 1.3 Other Interpretive Provisions. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

ARTICLE II.

PURCHASE AND SALE OF OFFERED SHARES

Section 2.1 Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, each Selling Shareholder shall sell and transfer to Buyer absolute legal and beneficial title to all the Offered Shares owned by such Selling Shareholder (as set forth in Schedule A hereto), free and clear of all Encumbrances at the Closing (other than the Hubei Encumbrances).

Section 2.2 Consideration. Subject to the terms and conditions set forth in this Agreement, in consideration of the sale and delivery to Buyer of the Offered Shares, at the Closing:

(a) Closing Shares. Buyer shall issue and deliver an aggregate of 26,787,210 RS Ordinary Shares (the “Closing Shares”) to the Selling Shareholders in the amounts specified in Schedule A hereto.

(b) Convertible Bond. Buyer shall issue to GE a convertible redeemable note in the principal amount of US$10,000,000 in the form attached hereto as Exhibit A (the “ReneSola-GE Convertible Bond”).

Section 2.3 Closing.

(a) Subject to the terms and conditions set forth in this Agreement, the closing of the transactions contemplated in this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins, 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong at 10:00 a.m. Hong Kong time (or at such other place and on such other day and effective date as mutually agreed to by the parties hereto, the “Closing Date”) as specified by Buyer in a notice to the Sellers’ Representative duly signed and delivered by Buyer as promptly as practicable but in any event within five (5) Business Days following the date of the satisfaction or waiver of all of the conditions set forth in Articles VII and VIII hereof (other than those that are only capable of being satisfied on or as of the Closing Date).

(b) At or prior to the Closing, each of the Selling Shareholders or the Company, as applicable, shall deliver to Buyer the following:

(i) share certificates evidencing such number of Offered Shares as set forth opposite such Selling Shareholder’s name on Schedule A hereto accompanied by a duly executed instrument of transfer;

(ii) all other previously undelivered documents required by this Agreement and the Ancillary Documents to be delivered by such Selling Shareholder to Buyer at or prior to the Closing Date in connection with the transactions contemplated hereby and thereby; and

(iii) in respect of each Group Company, the certificates of incorporation, common seal (if it exists), share register and share certificate book (with any unissued share certificates) and all minute books and other statutory books or such equivalent items in the relevant jurisdiction as are kept by the relevant Group Company or are required by the Law of the jurisdiction where such Group Company is incorporated to be kept by such Group Company.

(c) At the Closing, Buyer shall deliver to the Selling Shareholders (i) a register of members certified to be true, accurate and complete by a director of Buyer and reflecting the Closing Shares issued in the name of each respective Selling Shareholder in accordance with Schedule A hereto and (ii) certificates representing the Closing Shares issued in the name of the respective Selling Shareholder in accordance with Schedule A hereto. Buyer shall not be obligated to deliver a Selling Shareholder’s portion of such shares until such Selling Shareholder has complied with Section 2.3(b).

(d) At the Closing, Buyer shall issue to GE the ReneSola-GE Convertible Bond.

Section 2.4 Rounding. If the result of any calculation of the number of RS Ordinary Shares to be delivered to the Selling Shareholders pursuant to any provision of this Article II is a number that is not a whole number, such number shall be rounded down to the preceding whole number.

Section 2.5 Share Splits and Other Similar Events. Any number of shares to be delivered pursuant to, or price per share referenced in, this Article II shall be equitably adjusted in the event of any stock split, stock dividend, recapitalization or reorganization after the date hereof (for the avoidance of doubt, no adjustment shall be made to account for additional issuances of shares by Buyer in connection with any capital raising transaction or acquisitions by Buyer).

Section 2.6 Sellers’ Representative.

(a) Each Selling Shareholder hereby appoints Mr. Kongxian Ding (the “Sellers’ Representative”) as such Selling Shareholder’s attorney-in-fact and representative, (i) to do any and all things and to execute any and all documents or other papers, in each such Selling Shareholder’s name, place and stead, in any way in which each such Selling Shareholder could do if personally present, in connection with this Agreement and the applicable Ancillary Documents and the transactions contemplated hereby and thereby, (ii) to amend, cancel or extend, or waive the terms of, this Agreement and any of the Ancillary Documents in a manner that would not disproportionately affect such Selling Shareholder as compared to the other Selling Shareholders, (iii) to act on behalf of such Selling Shareholder with respect to any claims (including the settlement thereof) made by Buyer or such Selling Shareholder for indemnification pursuant to Article X in a manner that would not disproportionately affect such Selling Shareholder as compared to the other Selling Shareholders or which does not relate to a breach by such Selling Shareholder specifically, of its representations, warranties or obligations in connection with this Agreement and the applicable Ancillary Documents. The power of attorney granted hereby is coupled with an interest.

(b) In the event that the Sellers’ Representative becomes unable or unwilling to continue in his or her capacity as the Sellers’ Representative under this Agreement, the Selling Shareholders shall promptly appoint a successor Sellers’ Representative by written notice to Buyer, and the appointment of such successor Sellers’ Representative shall become effective only upon Buyer’s receipt of such written notice. Each Selling Shareholder hereby agrees that any successor Sellers’ Representative so selected by such Selling Shareholder shall be entitled to act as such under this Agreement on behalf of such Selling Shareholder. All references herein to the Sellers’ Representative shall include any such successor Sellers’ Representative. Except as otherwise expressly set forth herein, the Selling Shareholders hereby consent to the taking by the Sellers’ Representative of any and all actions and the making of any decisions required or permitted to be taken by such Selling Shareholders under this Agreement. The Selling Shareholders shall be bound by all actions taken by the Sellers’ Representative in his or her capacity as the Sellers’ Representative.

Section 2.7 Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable, if any, pursuant to this Agreement to the Selling Shareholders such amounts, if any, as Buyer is required to deduct and withhold under any applicable Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS

Except as set forth in the Disclosure Schedule, the Warrantors, jointly and severally, represent and warrant to Buyer as of the date hereof and as of the Closing Date (except for such representations and warranties that speak as of a particular date, in which case, such representations and warranties shall be made as of such date) as follows:

Section 3.1 Due Organization, Good Standing and Power.

(a) The Company is an exempted company limited by shares duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Company has the requisite power and authority to own, lease and operate its assets and to conduct the business now being conducted by it and, if applicable, is duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. The Company has all requisite power and authority to enter into this Agreement and the Ancillary Documents to which it is a party and to perform its obligations hereunder and thereunder.

(b) The Company is a holding company. Except as set forth in Section 3.1(b) to the Disclosure Schedule, the Company has no liabilities or obligations and is not a party to any Contract, other than (i) this Agreement, the Ancillary Documents to which it is a party and such other Contracts as are described in Section 3.1(b) of the Disclosure Schedule, and (ii) any liabilities or obligations relating solely to the transactions contemplated by this Agreement, the Ancillary Documents to which the Company is a party or the Contracts described in Section 3.1(b) of the Disclosure Schedule.

Section 3.2 Capitalization; Valid Issuance. The Shares set forth in Section 3.2 of the Disclosure Schedule constitute the only issued and outstanding equity capital of the Company including any options and warrants and convertible bonds convertible into or exercisable or exchangeable for Company Ordinary Shares, which represent 100% of the Company’s equity capital. All of the Shares were duly authorized for issuance without violation of any preemptive or similar rights and are validly issued, fully paid and nonassessable. As of the Closing, the Selling Shareholders shall own 100% of such Shares, and any such options, warrants and convertible bonds shall have been converted into Company Ordinary Shares.

Section 3.3 Group Companies.

(a) Section 3.3 of the Disclosure Schedule sets forth for each of the Group Companies (i) its jurisdiction of incorporation, formation or organization, as applicable, and (ii) the number of authorized, issued and outstanding shares of each class of its capital stock or other authorized, issued and outstanding equity interests, as applicable, the names of the holders thereof, and the number of shares or percentage interests, as applicable, held by each such holder. Each of the Group Companies is duly incorporated or formed, as applicable, validly existing and, in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable, has the requisite corporate or other applicable organizational power and authority to own, lease and operate its assets and to carry on its business now being conducted by it, except for such failure to have such power or authority or to be so qualified or licensed or in good standing, as the case may be, as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Group Companies. Except as set forth in Section 3.3(a) of the Disclosure Schedule, all the issued and outstanding shares of capital stock or other equity interests of the Group Companies indicated as being owned by the Company in Section 3.3 of the Disclosure Schedule are owned of record, free and clear of any Encumbrances. All of such issued and outstanding shares or other equity interests of the Group Companies have been validly issued, are fully paid and, if applicable, nonassessable and have not been issued in violation of any preemptive or similar rights, if any. Except as set forth in Section 3.3(a) of the Disclosure Schedule, there is no existing option, warrant, call, right, commitment or other agreement of any character to which any Seller Party or Group Company is a party requiring, and there are no securities of any Group Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer or repurchase or redemption or otherwise acquisition of any additional shares of capital stock, issued or unissued, or other equity securities of any Group Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of such Group Company or relating to dividends or voting rights. Except as disclosed in Section 3.3(a) of the Disclosure Schedule, none of the Group Companies is a party to any voting trust, other voting agreement or Contract with respect to any of the Shares or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of any Group Company.

(b) No shares of capital stock or other equity or ownership interests of any Group Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or comparable organizational documents of any Group Company or any Contract to which any Group Company is a party or by which such Group Company is bound.

Section 3.4 Corporate Records. The certificates of incorporation, memorandum and articles of association, by-laws or comparable organizational documents and business licenses of each Group Company are in full force and effect. None of the Group Companies is in violation of any of the provisions of its certificate of incorporation, memorandum and articles of association, bylaws or comparable organizational documents. The Group Companies have provided Buyer with all of their respective transfer books and minute books in their possession. The transfer books and minute books of each Group Company that have been made available to Buyer for inspection are true and complete in all material respects.

Section 3.5 Financial Statements.

(a) The Company has delivered to Buyer (i) complete copies of the Company’s preliminary audited consolidated balance sheets as of December 31, 2007 and 2008, and the related statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2006, 2007 and 2008, together with the notes to such financial statements (the “Audited Financial Statements”), (ii) complete copies of the Company’s consolidated balance sheet as of June 30, 2009, the related statement of operations for the six months ended June 30, 2009 and the related statement of shareholders’ equity and cash flows for the six months ended June 30, 2009, together with the notes to such financial statements (the “Unaudited Financial Statements”). The Audited

Financial Statements and the Unaudited Financial Statements are collectively referred to herein as the “Financial Statements.” The Financial Statements (i) are true, correct and complete in all material respects (subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments and absence of footnotes) and have been prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated therein, and (iii) fairly present, in all material respects, the financial condition and results of operations and cash flows of the business of the Company and its Subsidiaries, as of and for the periods to which they relate, subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments (which are not, in the aggregate, material to the Group Companies, taken as a whole) and absence of footnotes. For the purposes hereof, the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2009 is referred to as the “Balance Sheet” and June 30, 2009 is referred to as the “Balance Sheet Date.” None of the Group Companies has made any changes in its accounting methods or principles since the Balance Sheet Date (other than such changes as required by Law or U.S. GAAP).

(b) There are no liabilities (whether absolute, accrued, contingent or otherwise and whether due or to become due) of the Group Companies that would be required to be reflected in, or disclosed in the notes to, financial statements prepared in accordance with U.S. GAAP other than liabilities and obligations (i) reflected or reserved against on the Balance Sheet or disclosed in the notes thereto, (ii) arising in the ordinary course of the business of the Group Companies since the Balance Sheet Date or (iii) that individually or in the aggregate, do not exceed US$250,000.

(c) The Company has not declared any dividend that remains unpaid with respect to the Ordinary Shares or Company Preferred Shares.

Section 3.6 Authorization, Enforceability, No Approvals or Conflicts.

(a) The execution and delivery by the Company of this Agreement and the Ancillary Documents to which it is a party and the performance by the Company of its obligations hereunder and thereunder have been duly authorized by all necessary corporate or other applicable organizational action of the Company. Each of this Agreement and the Ancillary Documents to which it is a party has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other party/parties thereto, constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

(b) Except as set forth in Section 3.6(b) of the Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is a party, and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach of the organizational documents of any of the Group Companies, (ii) materially violate, materially conflict with or result in a material breach of, or constitute a material default by any of the Group Companies (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any material Encumbrance upon any of the material properties of any of the Group Companies or on the Shares under, any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other material instrument to which any of the Group Companies or any of their respective properties is bound or (iii) materially violate or result in a material breach of any Governmental Order or Law applicable to any of the Group Companies or any of their respective properties. No Governmental Authorizations are required for the execution, delivery and performance by the Group Companies of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby by the Seller Parties.

Section 3.7 Compliance with Law; Governmental Authorizations. Since the date that is two (2) years prior to the date hereof, no Group Company nor the conduct of the Business has materially violated any, and each Group Company and the Business are in compliance in all material respects with all Governmental Orders and Laws relating to the Group Companies, the Business or the property or assets of any Group Company. Since the date that is two (2) years prior to the date hereof, no Group Company has received any written notice to the effect that it is not in compliance with any such Governmental Orders or Laws.

Section 3.8 Licenses. Each of the Group Companies has obtained all material licenses, franchises, concessions, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all material declarations and filings with, all Governmental Authorities necessary to own, lease, license and use its properties and assets and conduct its business in all material respects in the manner currently conducted. To the Knowledge of the Warrantors, no regulatory body is considering modifying, suspending or revoking any such licenses, consents, authorizations, approvals, orders, certificates or permits. Each of the Group Companies is in material compliance with the provisions of all such licenses, consents, authorizations, approvals, orders, certificates or permits.

Section 3.9 Litigation. Except as set forth in Section 3.9 of the Disclosure Schedule, there are no Actions pending, or to the Knowledge of the Warrantors, threatened (a) that are against, materially related to or materially affecting (i) any Group Company, (ii) the Business or the material property or assets of any Group Company, or any officers or managers (in their capacities as such) of any Group Company or (iii) any Selling Shareholder in such shareholder’s capacity as a shareholder of the Company or any Subsidiary, (b) seeking to materially delay, limit or enjoin the transactions contemplated by this Agreement or the Ancillary Documents, (c) against any Group Company or any officer or manager (in their capacities as such) of any Group Company that involve the risk of criminal liability or (d) in which any Group Company is a plaintiff, including any derivative suits brought by or on behalf of any Group Company.

Section 3.10 Absence of Certain Changes. Except as set forth in Section 3.10 to the Disclosure Schedule, (i) since June 30, 2009, the Company has conducted the Business in all material respects in the ordinary course of business consistent with past practice, (ii) there has not been any Material Adverse Effect on the Company or any development or event which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) the Company has not taken any action that would be prohibited by Sections 6.1(a)(ii), (iii), (v), (vi), (viii), (ix) or (x), if such provisions had been in effect since June 30, 2009.

Section 3.11 Tax Matters. Except as set forth in Section 3.11 to the Disclosure Schedule:

(a) All Tax Returns required to be filed pursuant to applicable Law by or on behalf of any Group Company have been filed in a timely manner and are true, correct and complete in all material respects, and all material Taxes of the Group Companies (whether or not shown on any Tax Return) have been timely paid in full or will be timely paid in full by the due date thereof if due prior to the Closing Date;

(b) The unpaid Taxes of the Group Companies did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Balance Sheet. Since the Balance Sheet Date, the Group Companies have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) The Company has delivered or made available to Buyer complete and accurate copies of all material Tax Returns of the Group Companies relating to taxable periods ending after January 1, 2007, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by any Group Company with respect to Taxes of any type. No Group Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. No power of attorney with respect to any Taxes of the Group Companies has been executed or filed with any Taxing Authority.

(d) Each of the Group Companies is and has been in material compliance with all applicable Laws relating to the payment, withholding and exemptions of Taxes and has duly and timely withheld from amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person and has paid over to the appropriate Taxing Authorities all amounts required to be so withheld and paid over for all periods prior to and including the Closing Date under all material applicable Laws;

(e) No submissions made to any Taxing Authority in connection with obtaining Tax exemptions, Tax holidays or reduced Tax rates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, Tax holidays or reduced Tax rates;

(f) No written claim has been made by any Taxing Authority in any jurisdiction where a Group Company does not file Tax Returns that it is or may be subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations with respect to any Tax Returns have been given by or requested from any Group Company. To the Knowledge of the Warrantors, there are no audits or investigations by any Taxing Authority of any of the Group Companies in progress nor does any Group Company have actual knowledge of any pending or threatened audit or investigation by any Taxing Authority;

(g) All deficiencies asserted or assessments made against any Group Company as a result of any examinations by any Taxing Authority have been fully paid in accordance with their stipulated due date;

(h) No Group Company is a party to any Tax indemnity, Tax allocation or Tax sharing or similar agreement or arrangement (whether or not written) pursuant to which it could have any obligation to make any payments after the Closing (other than to any other Group Company);

(i) Other than in respect of Taxes not yet due and payable or being contested in good faith and for which adequate accruals and reserves have been established on the Financial Statements in accordance with U.S. GAAP, there are no Encumbrances for Taxes upon the assets of any Group Company;

(j) No Group Company has or has had any nexus with the United States, a trade or business or permanent establishment within the United States or any other connection with the United States that has subjected or could reasonably be expected to have subjected it to United States federal, state or local Tax;

(k) No Group Company owns an interest in real property in any jurisdiction (i) in which a material amount of Tax is imposed, or the value of the interest is materially reassessed, on the transfer of an interest in real property resulting from the transactions contemplated by this Agreement and (ii) which treats the transfer of an interest (resulting from the transactions contemplated by this Agreement) in an entity that owns an interest in real property as a transfer of the interest in real property; and

(l) All applicable transfer pricing rules have been complied with, and all documentation required by all applicable transfer pricing laws have been timely prepared, except to the extent that a failure to so comply would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Group Companies as a whole.

Section 3.12 Officers, Employees and Labor.

(a) Each of the Group Companies has complied in all material respects with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, social welfare, equal opportunity and collective bargaining. There is no organized labor dispute or claim pending, or to the Knowledge of the Warrantors, threatened, against or affecting any of the Group Companies. There is no organized labor strike or slowdown pending, or to the Knowledge of the Warrantors, threatened, against or affecting any of the Group Companies. None of the Group Companies has any Contract with any labor union.

(b) To the Knowledge of the Warrantors, none of the employees of the Group Companies is obligated under any Contract, or subject to any Governmental Order that would prevent such employees from assigning to a Group Company inventions conceived or reduced to practice or copyrights for materials developed in connection with services rendered to the Group Company. The following do not or will not, as the case may be, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract between any Group Company and such employee: (i) the execution, delivery and performance of any of this Agreement and the Ancillary Documents to which any of the Seller Parties is a party and (ii) the conduct of the Business of any Group Company as currently conducted.

(c) Except as set forth in Section 3.12(c) of the Disclosure Schedule, none of the execution, delivery and performance of any of this Agreement and the Ancillary Documents to which any of the Seller Parties is a party will constitute an event under any benefit plan or individual agreement that will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in material benefits with respect to any employee, former employee, consultant, agent or director of the Group Companies.

(d) Except as set forth in Section 3.12(d) to the Disclosure Schedule and except as required by applicable Laws, none of the Group Companies has any obligation or liability to provide retirement, death, disability or other welfare benefits to any of the present or past employees of the Group Companies, or to any other person.

(e) (i) There is no unfair labor practice complaint pending or, to the Knowledge of the Warrantors, threatened against any of the Group Companies before any competent Governmental Authority; and (ii) there has been no material violation of any laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, notices or other legislation of the Cayman Islands, the PRC, the United States or any other jurisdiction applicable to any of the Group Companies relating to discrimination in the hiring of employees, social welfare benefits, equal opportunity, collective bargaining, promotion or pay of employees, applicable wage or hour laws, the payment or withholding of payroll or similar taxes for employees, or any other applicable law or regulation concerning the employees of the Group Companies.

Section 3.13 Share Option and Other Plans. Except as set forth in Section 3.13 of the Disclosure Schedule, none of the Group Companies has any pension, profit sharing, stock option, employee stock purchase, severance or other plan or Contract providing for incentives or other compensation to employees, directors or consultants (aside from any salary or commission payable in the ordinary course), or any other employee benefit plan with respect to which any Group Company has or may have any liability or obligation. Except for required contributions or benefit accruals for the current plan year, no material liability has been or is expected to be incurred by any of the Group Companies under or pursuant to any applicable Law relating to benefit plans and, to the Knowledge of the Warrantors, no event, transaction or condition has occurred or exists that is reasonably likely to result in any such material liability to any of the Group Companies. Except as set forth in Section 3.13 of the Disclosure Schedule, the Company and the Group Companies have performed in all material respects all obligations required to be performed by them under, are not in default or violation of, and to the Knowledge of the Warrantors there is not any default or violation by any other party to each plan, program, policy, practice or Contract set forth in Section 3.13 of the Disclosure Schedule, and each has been established and maintained in all material respects in accordance with its terms and in compliance with applicable Laws.

Section 3.14 Intellectual Property.

(a) The Group Companies (i) own, or (ii) have the valid right or license to use and possess all Intellectual Property used in the conduct of the Business as currently conducted (the “Company IP Rights”), and such Company IP Rights are sufficient for such conduct of Company’s business as currently conducted.

(b) Neither the execution, delivery and performance of this Agreement and the Ancillary Documents nor the consummation of the transaction contemplated by this Agreement will materially impair the rights of any Group Company in any Company IP Right or portion thereof. None of the Group Companies is paying any royalties, honoraria, fees or other payments to any third Person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, sale, marketing, advertising or disposition of any Company IP Rights, and none shall become payable as a result of the consummation of the transaction contemplated by this Agreement.

(c) Neither the Company nor any of its Subsidiaries has received any written notice asserting that any Company IP Right or the proposed use, sale, license or disposition of any Company product or service conflicts with or infringes, or would conflict with or infringe, the Intellectual Property or other rights of any third party, and neither the Company nor any of its Subsidiaries has received any written notice from any third party offering a license under any such third party Intellectual Property or other right to avoid litigation or other claims.

(d) To the Knowledge of the Warrantors, no current or former employee, officer or director of the Company or any of its Subsidiaries has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP Rights.

(e) Section 3.14(e)(i) of the Disclosure Schedule contains a true and complete list of (i) all worldwide registrations made by or on behalf of any Group Company of any Patents, Copyrights, Trademarks or Domain Names with any Governmental Authority, including Domain Name registries, (ii) all applications filed by any Group Company to secure its interest in Company IP Rights, including all Patents, Copyrights and Trademarks, and, where applicable, the jurisdiction in which each of the items of Company IP Rights has been applied for, filed, issued or registered, and (iii) all inter parties proceedings or actions before any court or tribunal related to any of Company IP Rights and to which the Company is a party. All registered Patents, Copyrights, Trademarks and Domain Names held by any Group Company are valid, enforceable and subsisting, and applicable Group Company is the record owner thereof. All necessary registration, maintenance and renewal fees in connection with such Company-Owned IP Rights (and Company-Licensed IP Rights in which any Group Company has a contractual right or obligation to pay registration, maintenance and renewal fees) have been paid and all necessary documents and articles in connection with such Company IP Rights have been filed with the relevant patent, copyright, trademark or other authorities in the PRC or other jurisdictions, as the case may be, for the purposes of maintaining in all material respects such Company-Owned IP Rights (and Company-Licensed IP Rights in which any Group Company has a contractual right or obligation to pay registration, maintenance and renewal fees).

(f) The Group Companies own all right, title and interest in and to all Company-Owned IP Rights free and clear of any Encumbrances.

(g) To the Knowledge of the Warrantors, there is no unauthorized use, disclosure, infringement or misappropriation of any Company-Owned IP Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has agreed to indemnify any Person for any infringement of any Intellectual Property of any third party by any Company product or service that has been sold, licensed to third parties, leased to third parties, supplied, marketed, distributed or provided by the Company or any of its Subsidiaries.

(h) None of the Company-Owned IP Rights has been adjudicated invalid or unenforceable, in whole or in part, and the Company-Owned IP Rights are valid and enforceable.

Section 3.15 Contracts.

(a) Section 3.15 of the Disclosure Schedule list each of the following Contract to which the Company or any of its Subsidiaries is currently a party or by which the Company or any of its Subsidiaries is currently bound (each, a “Material Contract”):

(i) Any Contract that contains restrictions with respect to payment of dividends or any other distribution in respect of its capital stock, partnership interests or membership interests;

(ii) Any Contract requiring the applicable Group Company to make future capital contributions to any entity;

(iii) Any Contract relating to Indebtedness of the applicable Group Company in excess of RMB1,000,000;

(iv) Contract relating to any loan or advance by a Group Company to, or investment by a Group Company in, any Related Party;

(v) Any Contract relating to any loan or advance in an amount in excess of RMB1,000,000 (either individually or in the aggregate) to, or investment by a Group Company in, any Person other than a Related Party;

(vi) Any Contract relating to any management, service, consulting or any other similar type of Contract requiring payment of fees in excess of RMB1,000,000 per annum;

(vii) Any Contract relating to any IP License that is material to the business of any Group Company;

(viii) Any Contract involving payment in excess of RMB1,000,000 per annum that cannot be terminated by a Group Company that is a party to such Contract without material liability upon less than thirty (30) days’ notice;

(ix) Any Contract that governs any material joint venture, partnership or other cooperative arrangement or any other relationship involving a sharing of profits;

(x) Any Contract that would result in the merger with or into or consolidation into another Person;

(xi) Any Contract for the sale of any of the assets of any Group Company with a sale price in excess of RMB1,000,000;

(xii) Contract that restricts the Group Companies from engaging in any line of business in any geographic area or competing with any Person that materially impairs the operation of the Group Companies, individually or taken as whole;

(xiii) The supply Contracts of the Company relating to the top ten suppliers referred to in Section 3.21 hereof;

(xiv) The customer Contracts relating to the top ten customers referred to in Section 3.20 hereof;

(xv) Each Contract in accordance with which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property requiring rental payments in excess of RMB1,000,000 annually; and

(xvi) Any material amendment, modification or supplement in respect of any of the foregoing.

(b) Other than Material Contracts that have terminated or expired in accordance with their terms, each Material Contract is a valid and binding agreement of the relevant Group Company and, to the Knowledge of the Warrantors, each of the other parties thereto, enforceable against the Group Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law). The Company and each Company Subsidiary have fulfilled, or taken all action necessary to enable them to fulfill when due, all of their material obligations under each such Material Contracts. The Company and each Company Subsidiary, and to the Knowledge of the Warrantors, all other parties to such Contracts, have complied in all material respects with the provisions thereof.

Section 3.16 Certain Transactions.

(a) (i) None of the Group Companies is indebted, either directly or indirectly, to any Related Party in an aggregate amount in excess of RMB100,000 other than for payment of salary for services rendered and reasonable expenses, (ii) no Related Party is indebted to any of the Group Companies or has any direct or indirect ownership interest (other than as a result of any ownership interest held in the Company) in any of the Group Companies, and (iii) to the Knowledge of the Warrantors, no Related Party has any direct or indirect ownership interest (other than an equity interest of 5% or less in a publicly traded company), or contractual relationship, with any Person with which any of the Group Companies has a material business relationship or any Person which, directly or indirectly, competes with any of the Group Companies, and (iv) no Related Party of any of the Group Companies is, directly or indirectly, a party to any Material Contract.

(b) Except as described in Section 3.16(b) to the Disclosure Schedule, none of the Group Companies has, directly or indirectly (A) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Seller Parties and the Group Companies, or to or for any family member or Affiliate of any director or executive officer of the Seller Parties and the Group Companies or (B) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Seller Parties or the Group Companies, or any family member or Affiliate of any such director executive officer, which loan was outstanding as of the date hereof.

Section 3.17 Compliance with Laws; Improper Payments.

(a) None of the Group Companies or any director, officer, agent, employee acting on behalf of any of the Group Companies, has offered, paid, promised to pay, or authorized the payment of any money or corporate fraud, or offered, given a promise to give, or authorized the giving of anything of value, to any Government Official, to any political party or official thereof or to any candidate for political office (or to any Person where such Group Company, director, officer, agent or employee knew that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, political party, party official, or candidate for political office) for any unlawful contribution, gift, entertainment or other unlawful expenses relating to a political activity, or for the purpose of:

(i) (x) influencing any act or decision of such Government Official, political party, party official, or candidate in his or its official capacity, (y) inducing such Government Official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such Government Official, political party, party official or candidate, or (z) securing any improper advantage, or

(ii) inducing such Government Official, political party, party official, or candidate to use his or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist such Group Company in obtaining or retaining business for or with, or directing business to any Group Company.

(b) Neither the Company nor any of its Subsidiaries, nor, any agent or employee of any Group Company, has, directly or indirectly, materially violated any applicable provision of the Foreign Corrupt Practices Act of 1977, as amended.

(c) Except as set forth in Section 3.17(c) of the Disclosure Schedule, none of the beneficial owners of any interest in any Group Company is controlled by a Governmental Authority.

Section 3.18 Warranties; Defects, Returns, Recalls, Indemnities. Since the date that is three (3) years prior to the date hereof and except as set forth in Section 3.18 of the Disclosure Schedule, none of the Group Companies provides any guaranty, warranty or other indemnity for the Company’s products or services, beyond the applicable standard terms and conditions of sale. None of the Group Companies has any liability for product returns other than those arising under its warranty obligations provided in the ordinary course of business. To the Knowledge of the Warrantors, there are no threatened claims for (a) product returns, (b) warranty obligations, or (c) product services other than in the ordinary course of business. The Company has established reserves for all product returns, warranty obligations or product services on the Financial Statements that are adequate under and in accordance with U.S. GAAP and, based on the Company’s past experience, sufficient to cover all such claims. There is no pending or, to the Knowledge of the Warrantors, threatened recall or investigation of any Company product or service.

Section 3.19 Product Liability. To the Knowledge of the Warrantors, there is no claim, or basis of any claim, against the Company or any of its Subsidiaries for injury to person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by the Company or any of its Subsidiaries including claims arising out of the defective or unsafe nature of the Company products or services.

Section 3.20 Customers. Section 3.20 of the Disclosure Schedule sets forth a true, correct and complete list of the top ten (10) customers of the Company and its Subsidiaries (the “Customers”), based upon the approximate total sales to customers during the six months ended June 30, 2009. Except as set forth in Section 3.20 of the Disclosure Schedule, from June 30, 2009 until the date hereof, (a) no Customer has terminated its Contract with the Company or its Subsidiaries (other than pursuant to the lapse of the term provided therein) or, to the Knowledge of the Warrantors, threatened to do so, in advance of the completion of the photovoltaic project contemplated thereby, (b) no Customer has requested a material reduction in project size under any Contract with the Company or any of its Subsidiaries, and (c) neither the Company nor any of its Subsidiaries is involved in any material action, dispute or controversy with any Customer.

Section 3.21 Suppliers. Section 3.21 of the Disclosure Schedule sets forth a true, correct and complete list of the ten (10) largest suppliers to the Company and its Subsidiaries in terms of sales and purchases for the six months ended June 30, 2009 (the “Suppliers”), showing the approximate total sales to the Company and its Subsidiaries from each such Supplier during each such period. Except as set forth in Section 3.21 of the Disclosure Schedule, from June 30, 2009 until the date hereof, (a) none of the Suppliers has terminated its relationship with the Company or any of its Subsidiaries or reduced in the 12-month period ended June 30, 2009 its sales to the Company or any of its Subsidiaries by more than ten percent compared to the previous 12-month period ended June 30, 2008 or, to the Knowledge of the Warrantors, has threatened to do so, (b) no Supplier has indicated in writing to an officer of the Company such Supplier’s inability to perform any material services required to be performed by it under its contract with the Company or any of its Subsidiaries, and (c) neither the Company nor any of its Subsidiaries is involved in any material action, dispute or controversy with any Supplier.

Section 3.22 Environmental Matters. Except as set forth in Section 3.22 of the Disclosure Schedule:

(a) Each of the Group Companies is in compliance in all material respects with all applicable Environmental Laws.

(b) None of the Group Companies has received any Environmental Claim or written notice of any threatened Environmental Claim.

(c) None of the Group Companies has entered into, has agreed to, or is subject to, any decree or order or other similar requirement of any Governmental Authority under any Environmental Laws.

(d) None of the Group Companies has released Hazardous Materials into the environment in material violation of Environmental Laws or in a manner that would reasonably be expected to result in material liability under Environmental Laws, and to the Knowledge of the Warrantors, no other Person has released Hazardous Materials into the environment at any property currently owned or operated by any of the Group Companies in violation of Environmental Laws or in a manner that would reasonably be expected to result in material liability to any of the Group Companies under Environmental Laws.

Section 3.23 Insurance. Set forth in Section 3.23 of the Disclosure Schedule is a list of the insurance policies of each of the Group Companies as of the date hereof. All such insurance policies are in full force and effect. There are no material claims by the Group Companies under any such insurance policy as to which any insurance policy is denying liability or defending under a reservation of rights clause.

Section 3.24 Inventories. The inventories of the Company are of a quality and quantity useable and saleable in the normal and ordinary course of business, subject to appropriate and adequate allowances reflected on the Financial Statements for obsolete, excess, slow-moving, lower of cost or market and other reserves required under U.S. GAAP. Such allowances have been calculated in accordance with U.S. GAAP and in a manner consistent with the past practice of the Company. None of the Company’s inventory is held on consignment, or otherwise, by third parties.

Section 3.25 Personal Property Assets.

(a) Each of the Group Companies has good title to, or holds by valid and existing lease or license, all the material tangible personal property assets reflected as assets of the Group Companies on or assets acquired after the Balance Sheet Date, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The Group Companies own, or have valid leasehold interests in, all material tangible personal property assets necessary for the conduct of the Business as currently conducted and all such assets are in reasonably good maintenance, operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of business.

Section 3.26 Real Property.

(a) Real Property.

(i) The Real Property comprises all the land, building, plants, stations and premises currently owned, occupied or used by the Group Companies or in respect of which any Group Company has any estate, interest, right or title. The description of the Real Property as set forth in Section 3.26 to the Disclosure Schedule is true and complete.

(ii) The Group Companies have exclusive and unfettered possession, occupation and proper legal title to the land use rights and building ownership rights in respect of the Real Property (including possession of the land use rights certificates and building ownership certificates) and are, subject to material compliance with applicable Laws of the PRC, entitled to transfer, sell, mortgage or otherwise dispose of the Real Property and there are no Occupancy Rights or Encumbrances affecting such Real Property.

(iii) The original land grant fee for the Land Use Rights was paid in full, and no further amounts are currently owing in respect thereof and no other material fees or other material payments are owing in respect of the Real Property. The relevant granted land use right contracts and the relevant land registration card contain no material restrictions on any Group Company’s use of the Real Property for which such Land Use Rights have been granted.

(iv) For any Land Use Rights allocated (but not granted) to any Group Company, such Group Company has materially complied with all restrictions set forth in the land use rights certificate for such allocated Land Use Rights, if applicable.

(v) There are no claims pending or, to the Knowledge of the Warrantors, threatened that would result in the creation of any Encumbrance against any Real Property, except for Permitted Encumbrances.

(vi) There are no material zoning or other applicable Laws currently in effect that would prevent or limit any Group Company from conducting its operations on the Real Property as they are currently conducted or contemplated to be conducted.

(b) Leases.

(i) The Company has provided to Buyer true and complete copies of all real property leases (the “Leases”) in respect of real property used by the Group Companies that is not owned by the Group Companies (the “Leased Properties”). Each Group Company is in full compliance with the terms and conditions of each Lease to which it is a party.

(ii) Each Group Company has the right to use the Leased Properties leased to it under the provisions of the relevant Leases. Each such Lease has been executed and is valid and binding on the parties thereto, and is in full force and effect in all material respects, assuming the lessor holds valid title certificates to such Leased Properties.

(iii) The Group Companies have not mortgaged, deeded in trust or encumbered the leasehold interest in any Lease.

(iv) The Leases contain no material restriction on business currently operated on such property or any right for the lessor or landlord to terminate the lease prior to expiration of its term (unless the lessee defaults on rental payment, breaches the lease terms or a force majeure event occurs).

Section 3.27 No State Assets. Except as set forth in Section 3.27 of the Disclosure Schedule, to the Knowledge of the Warrantors, none of the assets of the Group Companies constitute state-owned assets and, accordingly, are not required to undergo any form of valuation under applicable Law in the PRC governing the transfer of state-owned assets prior to the consummation of the transactions contemplated herein or in any of the Ancillary Documents to which the Company is a party.

Section 3.28 Brokers. No finder, broker, agent, financial advisor or other intermediary has acted on behalf of the Seller Parties, the Group Companies or any of their respective Affiliates in connection with the negotiation or consummation of this Agreement or the Ancillary Documents to which the Company is a party, or any of the transactions contemplated hereby or thereby.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDERS

Except as set forth in the Disclosure Schedule, each of the Selling Shareholders, severally and not jointly, represents and warrants to Buyer as of the date hereof and as of the Closing Date (except for such representations and warranties that speak as of a particular date, in which case, such representations and warranties shall be made as of such date) as follows:

Section 4.1 Authorization, Enforceability. Such Selling Shareholder that is not an individual has been duly organized, is validly existing, and is in good standing in its jurisdiction of organization, has the corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Documents to which it is a party by such Selling Shareholder and the performance by such Selling Shareholder of its respective obligations hereunder and thereunder have been duly authorized by all necessary corporate or other applicable organizational action on the part of each such party. Each of this Agreement and the Ancillary Documents to which it is a party has been duly executed and delivered by such Selling Shareholder and, assuming due authorization, execution and delivery by the other party/parties thereto, constitutes a valid and binding agreement of such Selling Shareholder, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

Section 4.2 Ownership and Transfer of Offered Shares. Such Selling Shareholder is the only record and beneficial owner of the Offered Shares held by such Selling Shareholder and has valid title to such Offered Shares, free and clear of any and all Encumbrances, other than restrictions set forth in the 2008 Dynamic Investor Rights Agreement and the existing Memorandum and Articles of Association of the Company, which restrictions will terminate as of the Closing. Such Selling Shareholder has the corporate or other applicable organizational power and authority to sell, transfer, assign and deliver such Offered Shares as provided in this Agreement, and such delivery will convey to Buyer valid title to such Offered Shares, free and clear of any and all Encumbrances.

Section 4.3 No Approvals or Conflicts. The execution, delivery and performance by such Selling Shareholder of this Agreement and the Ancillary Documents to which it is a party, and the consummation by such Selling Shareholder of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach by such Selling Shareholder of the organizational documents of such Selling Shareholder, (ii) violate, conflict with or result in a breach of, or constitute a default by such Selling Shareholder (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon such properties of such Selling Shareholder or on the Shares held by such Selling Shareholder under any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, Contract, agreement or other instrument to which such Selling Shareholder or any of its respective properties is bound, (iii) violate or result in a breach of any Governmental Order or Law applicable to such Selling Shareholder or any of its properties or (iv) except as set forth in Section 4.3 of the Disclosure Schedule, require any order, consent, approval or authorization of, or notice to, or declaration, filing, application, qualification or registration by such Selling Shareholder with, any Governmental Authority.

Section 4.4 Brokerage. There are no contracts, agreements or understandings between such Selling Shareholder and any person that would give rise to a valid claim against such Selling Shareholder or Buyer for a brokerage commission, finder’s fee or other like payment in connection with the offer and sale of the Offered Shares.

Section 4.5 Investment. Such Selling Shareholder confirms that any RS Ordinary Shares to be received by such Selling Shareholder will be acquired for investment for the account of such Selling Shareholder (other than distributions to Affiliates permitted under applicable securities Laws and this Agreement (“Permitted Distributions”)), not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that such Selling Shareholder has no present intention of selling, granting any participation in, or otherwise distributing any of such RS Ordinary Shares, other than Permitted Distributions. By executing this Agreement, such Selling Shareholder further represents that it has no contract, undertaking, agreement, or arrangement with any person to sell, transfer, or warrant participation to that person or to any third person, with respect to any of such RS Ordinary Shares, other than Permitted Distributions.

Section 4.6 Accredited Investor; Foreign Investor. Such Selling Shareholder represents that such Selling Shareholder is not involved in a plan or scheme designed to evade the registration provisions of the Securities Act and either (a) presently qualifies, and will as of the Closing Date, qualify, as an “accredited investor” within the meaning of Regulation D of the rules and regulations promulgated under the Securities Act or (b) is not presently, and will not be as of the Closing Date, a “U.S. person” within the meaning of Regulation S of the rules and regulations promulgated under the Securities Act. Such Selling Shareholder acknowledges and understands that the RS Ordinary Shares and ReneSola-GE Convertible Bond, as the case may be, received pursuant to this Agreement will constitute “restricted securities” as defined under Rule 144 under the Securities Act and the certificates representing such shares shall contain a legend to this effect. As a result, such RS Ordinary Shares and ReneSola-GE Convertible Bond may be sold only pursuant to registration under the Securities Act or pursuant to an exemption therefrom.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller Parties as of the date hereof and as of the Closing Date (except for such representations and warranties that speak as of a particular date, in which case, such representations and warranties shall be made as of such date) as follows:

Section 5.1 Organization. Buyer is a BVI business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. Buyer has all requisite corporate power and authority to own its assets and to carry on its business as now being conducted by it and is duly qualified or licensed to do business and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect.

Section 5.2 Authorization, Enforceability. Buyer has the corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Documents to which it is a party by Buyer and the performance by it of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of Buyer and no other corporate or shareholder proceedings or actions are required to consummate the transactions contemplated hereby, except shareholder approvals required by the NYSE (or waiver or exemption therefrom). This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding agreement of Buyer, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

Section 5.3 No Approvals or Conflicts. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach by Buyer of the certificate of incorporation or memorandum and articles of association of Buyer, (ii) materially violate, materially conflict with or result in a material breach of, or constitute a material default by Buyer (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any material Encumbrance upon any of the material properties of Buyer under, any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other material instrument to which Buyer or any of its properties may be bound, or (iii) materially violate or result in a material breach of any Governmental Order or Law applicable to Buyer or any of its properties. No Governmental Authorizations are required for the execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents and the consummation of the transactions hereunder and thereunder by Buyer, except for (i) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of such reports under the Securities Act or Exchange Act within applicable time periods as may be required in connection with this Agreement and the Ancillary Documents, (ii) applicable filings and approvals (or exemptions or waivers therefrom) from the New York Stock Exchange (“NYSE”) within required time periods, (iii) Governmental Approvals as may be required under applicable state securities Laws or “Blue Sky” Laws, or (iv) Governmental Authorizations, the failure of which to be obtained would not materially adversely affect Buyer’s ability to perform its obligations or to consummate the transactions contemplated under this Agreement and any Ancillary Document.

Section 5.4 Validity of Share Consideration. As of the date hereof, Buyer has 141,624,912 RS Ordinary Shares issued and outstanding. The RS Ordinary Shares issuable as the Closing Shares and the RS Ordinary Shares issuable upon conversion of the ReneSola-GE Convertible Bond will be duly authorized for issuance on or prior to the Closing and, when issued and delivered in accordance with the provisions of this Agreement or the ReneSola-GE Convertible Bond, as the case may be, will be validly issued and fully paid and nonassessable and free from any Encumbrances (other than in connection with the release of Hubei Encumbrances); and the issuance of such RS Ordinary Shares will not be subject to preemptive or other similar rights and such delivery will convey to the Selling Shareholders or GE, as the case may be, good and valid title to such RS Ordinary Shares, free and clear of any and all Encumbrances (other than in connection with the release of Hubei Encumbrances and applicable securities Laws).

Section 5.5 No Brokers or Finders. No broker’s commission, finder’s fee, or other similar payment is or will become payable by Buyer or any of its Affiliates or subsidiaries as a result of or in connection with entering into this Agreement or the Ancillary Documents to which Buyer is a party, or any of the transactions contemplated hereby or thereby.

Section 5.6 Litigation. Except as disclosed in the Buyer SEC Documents, there are no suits, legal actions, arbitrations, proceedings or investigations pending or, to the Knowledge of Buyer, threatened against Buyer or its subsidiaries that, if adversely determined against Buyer, would have a Buyer Material Adverse Effect.

Section 5.7 SEC Filings.

(a) Buyer has timely filed or furnished all documents required to be filed or furnished by it with the SEC since January 1, 2008 (the “Buyer SEC Documents”). As of their respective dates (i) the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer is in compliance, in all material respects, with the applicable listing rules of the NYSE since January 1, 2008 and has not received any written notice from the NYSE asserting any non-compliance with such rules.

(b) The consolidated financial statements of Buyer included in the Buyer SEC Documents (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been, and will be, prepared in accordance with U.S. GAAP consistently applied throughout the periods involved (except as may be indicated therein or in the notes thereto) and (ii) present fairly in all material respects the consolidated financial position, results of operations and cash flows of Buyer and its consolidated subsidiaries as of the dates or for the periods indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments (which are not, in the aggregate, material to Buyer) and the absence of footnote disclosure.

(c) Except as and to the extent set forth on the Buyer’s consolidated balance sheet as of June 30, 2009, including the notes thereto, and as disclosed in the Buyer SEC Documents, none of Buyer or any of its consolidated subsidiaries has any liabilities or obligations that are required to be disclosed pursuant to U.S. GAAP, except for (i) liabilities or obligations incurred in the ordinary course of business since June 30, 2009 or (ii) liabilities or obligations incurred since June 30, 2009 that would not, in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.8 Absence of Certain Changes. Since June 30, 2009, except as disclosed in the Buyer SEC Documents, there has not been (i) any share split or similar change to the capital structure of Buyer, (ii) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of Buyer (other than the grant of share options to directors and employees pursuant to employee benefit plans), any material amendment to any organizational document of Buyer, (iii) any agreement or commitment by Buyer to do any of the foregoing or (iv) any Buyer Material Adverse Affect or any development or event which could reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 5.9 Compliance with Laws; Improper Payments. Neither the Buyer nor any of its subsidiaries, nor, any agent or employee of any Buyer Company, has, directly or indirectly, materially violated any applicable provision of the Foreign Corrupt Practices Act of 1977, as amended.

Section 5.10 Environmental Matters. Except as disclosed in the Buyer SEC Documents or as would not have a Buyer Material Adverse Effect:

(a) Each of the Buyer and its subsidiaries is in compliance respects with all applicable Environmental Laws.

(b) None of the Buyer nor its subsidiaries has received any environmental Claim or written notice of any threatened Environmental Claim.

(c) None of the Buyer nor its subsidiaries has entered into, has agreed to, or is subject to, any decree or order or other similar requirement of any Governmental Authority under any Environmental Laws.

(d) None of the Buyer nor its subsidiaries has released Hazardous Materials into the environment in violation of Environmental Laws or in a manner that would reasonably be expected to result in liability under Environmental Laws, and to the Knowledge of the Buyer, no other Person has released Hazardous Materials into the environment at any property currently owned or operated by the Buyer or any of its subsidiaries in violation of Environmental Laws or in a manner that would reasonably be expected to result in liability to the Buyer or any of its subsidiaries under Environmental Laws.

ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business Prior to the Closing.

(a) Without the consent of Buyer, from and after the date of this Agreement and until the Closing Date (the “Pre-Closing Period”), the Company shall, and shall cause the Group Companies to (i) conduct the Business in the ordinary course of business consistent with commercially reasonable practice, (ii) not enter into a new line of business and (iii) use their reasonable best efforts to maintain their current relationships with suppliers, customers and others having material business relationships with them. Except as contemplated by this Agreement and the Ancillary Documents, the Company shall not, and shall cause the Group Companies to not do any of the following from and after the date of this Agreement and until the Closing Date without the prior written consent of Buyer:

(i) except for the conversion of Company Convertible Bonds and Company Preferred Shares, purchase, sell or issue any of their capital stock or other equity interests or grant or make any option, subscription, warrant, call, commitment or agreement of any character in respect of their capital stock or other equity interests;

(ii) issue or pay any dividends other than to any of the Group Companies;

(iii) conduct any split, recombination or reclassification or issuance of capital stock;

(iv) take any steps in furtherance of an initial public offering of the Company’s equity securities on any securities exchange;

(v) sell or otherwise dispose of assets with value in the aggregate in excess of US$50,000, other than the sales of inventory in the ordinary course of business consistent with commercially reasonable practice;

(vi) acquire assets having an aggregate value exceeding US$50,000, other than the purchase of inventory in the ordinary course of business consistent with commercially reasonable practice;

(vii) merge or consolidate with any Person;

(viii) make capital expenditures in excess of US$50,000 in aggregate;

(ix) incur, assume or guarantee any indebtedness for borrowed money in excess of US$50,000;

(x) incur any Encumbrance of assets, other than Permitted Encumbrances;

(xi) increase the compensation of employees of the Group Companies other than as required by any agreement in effect as of the date hereof or as required by Law;

(xii) make any change in the accounting methods or practices followed by any of the Group Companies (other than such changes as are required by Law or U.S. GAAP);

(xiii) change any method of Tax accounting, make or change any Tax election, file any amended Tax Return, settle or compromise any claim, investigation, audit or controversy relating to Taxes, agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any Tax sharing agreement, Tax allocation agreement, Tax indemnity agreement or closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(xiv) enter into any contract that would be a Material Contract, or make any material amendment to a Material Contract;

(xv) enter into any partnership, limited liability company or joint venture agreement;

(xvi) grant any waiver or release under any confidentiality or similar agreement;

(xvii) other than (1) as required by any agreement in effect as of the date hereof or (2) employment agreements entered into in connection with this Agreement and the Ancillary Documents, enter into, adopt or amend any employment agreement or employee benefit plan with or for the benefit of any of its employees;

(xviii) purchase, cancel or terminate any insurance policy naming any of the Group Companies as a beneficiary or a loss payee;

(xix) amend any of its organizational documents, except as contemplated in connection with this Agreement and the Ancillary Documents;

(xx) exercise its power under its memorandum of association to transfer by way of continuation to another jurisdiction; or

(xxi) agree or commit to do any of the foregoing.

(b) Buyer and the Seller Parties shall use commercially reasonable efforts to assist and cooperate with one another with respect to the conduct of the Business during the Pre-Closing Period. In connection therewith, the Sellers’ Representative and a representative of Buyer shall hold conferences, either in person or via teleconference, at least bi-weekly (with reasonable exceptions for vacations, holidays and sick days) to discuss the Company’s financial performance during Pre-Closing Period and the Company’s compliance with, and any requests for exceptions to, the covenants set forth in Section 6.1. Buyer’s initial representative for the purposes of this Section 6.1(b) shall initially be Buyer’s Chief Financial Officer. Buyer agrees to respond to any written request by the Company with respect to any exception to the covenants set forth in Section 6.1 within two (2) Business Days following receipt thereof; provided, however, that the Sellers’ Representative shall make any such request concurrently in writing to both Buyer’s representative and Buyer’s Chief Executive Officer. Failure to respond by Buyer within the time specified above shall be deemed as consent of Buyer with respect to any action proposed to be taken under this Section 6.1 which requires Buyer’s prior consent. In addition, Buyer may agree to grant pre-approval with respect to exceptions (or categories of items) to such covenants. Notwithstanding the foregoing, Buyer retains the right to make all final decisions with respect to any exceptions to Section 6.1, subject to the terms and conditions of this Agreement.

Section 6.2 Filings and Consents. Each of the Seller Parties and the Group Companies, on the one hand, and Buyer, on the other hand, shall use all reasonable best efforts to do all things necessary, proper and desirable to obtain and to cooperate in obtaining any consent, approval, authorization or order of, and in making any registration or filing with, any Governmental Authority or other Person required in connection with the execution, delivery or performance of this Agreement, including any applicable filings pursuant to (i) any antitrust regulation, (ii) the Securities Act and Exchange Act, and (iii) any other applicable filings or consents. The Seller Parties and Buyer shall pay all filing fees required to be paid in connection with their respective filings to be made under each such foreign law or regulation.

Section 6.3 Third Party Consents. The Company shall obtain all consents of any parties to any Material Contract as are required thereunder in connection with the transactions contemplated by this Agreement and the Ancillary Documents or for any such Material Contracts to remain in full force and effect immediately following the Closing, all of which are set forth on Schedule 6.3. In the event that the other parties to any such Material Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Material Contract, the Company shall be responsible for making all payments required to obtain such consent, waiver or approval.

Section 6.4 Tax Matters; Cooperation; Preparation of Returns; Tax Elections.

(a) Buyer and the Sellers’ Representative (on behalf of the Selling Shareholders) agree to (i) consult with the other party as is reasonably necessary for the filing of all Tax Returns and the making of any election related to Taxes for the periods prior to the Closing and (ii) furnish or cause to be furnished to the other party, upon request, as promptly as practicable, such information and assistance relating to any of the Group Companies (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the periods prior to the Closing for the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return for the periods prior to the Closing. The Company shall retain all books and records with respect to Taxes pertaining to the Group Companies until the expiration of all relevant statutes of limitations (and, to the extent notified by Buyer, any extensions thereof).

(b) The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Group Companies that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause the Group Companies to pay, all Taxes of the Group Companies due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Group Companies with respect to such items, except as required by applicable Law.

(c) The Company shall promptly notify Buyer upon receipt of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes for the periods prior to the Closing (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Buyer, in consultation with the Company, shall have control of the conduct of all Tax Matters, including any settlement or compromise thereof, and Buyer shall have the right to control any audit or examination by any Taxing Authority, initiate any claim for refund or amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of, or relating to, the income, assets or operations of the Group Companies for all taxable periods; provided, however, that Buyer shall consult in good faith with the Company with respect to any such settlement, compromise, resolution or other action that would have an adverse effect on the Taxes owed by the Group Companies or the Group Companies as a whole; provided further however, that any such settlement, compromise, resolution or other action shall not have a Material Adverse Effect on the Taxes of the Group Companies. In the event of any conflict between the provisions of this Section 6.4(c) and Section 10.3, the provisions of this Section 6.4(c) shall control.

(d) The Company, shall, or shall cause relevant equity holders of the Group Companies to, pay all transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer Taxes, but excluding any Taxes based on or attributable to income or gains) and related fees (including any penalties, interest and additions to Tax) (collectively, “Transfer Taxes”) incurred in connection with the transfer of the Offered Shares by the Selling Shareholders to Buyer and the transfer of all equity interests in the Group Companies held by their equity holders to Buyer (or Persons designated by Buyer) pursuant to the terms of this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby. The Company hereby agrees to file, or cause to be filed, in a timely manner all documents (including, but not limited to, all Tax Returns) required to be filed by applicable Law with respect to all such Transfer Taxes, to the extent the Company has the legal capacity and authority to do so.

Section 6.5 Employees; Benefit Plans. Nothing herein expressed or implied shall confer upon any of the employees of the Seller Parties, Buyer, the Group Companies or any of their Affiliates, any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement and the Ancillary Documents (except under the Key Company Employee Employment Agreements).

Section 6.6 Non-Violation.

(a) Prior to the Closing Date, the Seller Parties shall not, and the Warrantors shall cause any Group Company not to, without the prior written consent of Buyer, knowingly take any action that would result in any of the representations, warranties or covenants contained in this Agreement and in the Ancillary Documents becoming untrue or incapable of performance, as applicable. The Seller Parties shall promptly advise Buyer of any action or event of which the Seller Parties become aware which has the effect of rendering any such covenants incapable of performance.

(b) Prior to the Closing Date, Buyer shall not, without the prior written consent of the Company, knowingly take any action which would result in any of the representations, warranties or covenants contained in this Agreement and in the Ancillary Documents becoming untrue or incapable of performance, as applicable. Buyer shall promptly advise the Sellers’ Representative of any action or event of which Buyer becomes aware which has the effect of rendering any such representations and warranties untrue or any such covenants incapable of performance.

Section 6.7 Confidentiality. Each party hereto shall keep confidential, and shall cause its officers, directors, employees, counsel, investment bankers, consultants and other representatives to keep confidential, the terms and conditions of this Agreement and of any Ancillary Document (collectively, the “Confidential Information”), and shall use, and shall cause its officers, directors, employees, counsel, investment bankers, consultants and other representatives to use, the Confidential Information, except as the parties hereto mutually agree in writing otherwise, only in connection with the evaluation of the transactions contemplated by this Agreement and the Ancillary Documents provided that any party may disclose Confidential Information (i) to its officers, directors, employees, counsel, investment bankers, consultants and other representatives who need to know such information for the purpose of the performance of its obligations in connection herewith and with the Ancillary Documents (it being understood that such party will cause each Person to whom it has disclosed such Confidential Information to treat such information in a confidential manner), (ii) in the event that such party or its officers, directors, employees, counsel, investment bankers, consultants and other representatives or affiliates are required to disclose such information in connection with any judicial or administrative proceeding subject to such party provide each other party hereto in advance of such disclosure notice of such requirements, (iii) to the extent advised by competent legal advisors that such disclosure is required by applicable Law and so long as, where such disclosure is to a Governmental Authority, such party shall use all reasonable efforts to obtain confidential treatment of the Confidential Information so disclosed, and (iv) to the extent required by Law.

Section 6.8 No Transfer by Selling Shareholders. From the date of this Agreement through the Closing Date, no Selling Shareholder shall transfer or grant or permit or allow the creation of any Encumbrance, directly or indirectly, with respect to any interests in the Offered Shares beneficially owned by such Selling Shareholders without the prior written approval of Buyer; provided that any Non-Management Shareholder (i) that is a natural person may transfer Offered Shares to his or her guardian, conservator, executor, administrator, spouse, children, grandchildren or parents (collectively, the “Permitted Transferees”), or to a trust of which the beneficiaries of the corpus shall be one or more Permitted Transferees upon such Non-Management Shareholder’s death or permanent incapacity, and (ii) that is not a natural person may transfer Offered Shares to its limited partners, Affiliates or any successor to such Non-Management Shareholder as the result of any merger, consolidation or other reorganization; provided further that any transferee in relation to any transfer pursuant to any of the foregoing exceptions shall enter into an agreement with Buyer prior to the transfer thereof and prior to the Closing Date pursuant to which such transferee shall agree to be bound by the terms and conditions of this Agreement and the Ancillary Documents to which the transferor is a party.

Section 6.9 Non-Solicitation.

(a) From the date of this Agreement through the Closing Date, the Company and each Selling Shareholder, on one hand, and ReneSola, on the other hand, shall not (and shall cause their respective representatives not to) directly or indirectly (i) solicit, encourage, initiate, discuss, assist, negotiate, pursue or enter into any agreement in connection with an acquisition of all or any portion of the assets of, or any equity interest in, the Company or ReneSola, as the case may be, whether such transaction takes the form of a sale of stock, merger, combination, liquidation, dissolution, reorganization, recapitalization, merger, joint venture or otherwise (each, an “Acquisition Proposal”); or (ii) furnish any information or afford access to the properties, books or records of the Company or ReneSola, as the case may be, to any person or entity that has made, expressed an interest in making, or would reasonably be expected to make an Acquisition Proposal.

(b) Each party represents that neither it nor any other person acting on its behalf has entered into any written agreement with respect to any Acquisition Proposal as of the date hereof. From the date of this Agreement until the Closing Date, the Company, each Selling Shareholder and ReneSola shall (i) cease and cause to be terminated any and all discussions with third parties regarding any Acquisition Proposal and (ii) promptly, but in any event within twenty-four (24) hours thereof, notify ReneSola in writing if any Acquisition Proposal is made, which notice shall include the name of the party making the Acquisition Proposal and a copy of the terms thereof (or, if such Acquisition Proposal is not in writing, a written description of the terms thereof).

(c) Notwithstanding Sections 6.9 (a) and (b), ReneSola may undertake one or more offerings of RS Ordinary Shares to investors for capital raising purposes prior to, on or following the Closing Date, and any such offerings (including any activities related thereto) shall not be deemed to constitute a violation of this Section 6.9.

Section 6.10 Conversion of Company Preferred Shares and Company Convertible Bonds. Prior to Closing, the Company or applicable Selling Shareholder, as the case may be, shall cause the Company Preferred Shares and the Company Convertible Bonds to be fully converted into Company Ordinary Shares in accordance with the terms and conditions thereof.

Section 6.11 Delivery of Audited Financial Statements. The Company shall cause KPMG to deliver the final Audited Financial Statements to Buyer by the date that is fifteen (15) Business Days following the date hereof.

Section 6.12 Buyer Options. Buyer agrees to issue share options under its current share option plan to the Key Employees (as defined below) in such number and amounts and pursuant to the terms and conditions set forth in Schedule C.

Section 6.13 Further Actions. Each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement before the applicable Long Stop Date (as applicable), including any release or waiver of the Hubei Encumbrances that Buyer and the Company mutually determine to be in the best interests of consummating the transactions contemplated under this Agreement and by the Ancillary Documents.

ARTICLE VII.

CONDITIONS TO THE OBLIGATIONS OF THE SELLER PARTIES

The obligation of the Seller Parties to effect the Closing under this Agreement as specified below is subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, unless validly waived in writing by the Company and the Sellers’ Representative.

Section 7.1 Representations and Warranties. The representations and warranties made by Buyer in this Agreement, disregarding all qualifications and exceptions as to materiality and Buyer Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such date (except that any representations and warranties that are made as of a specified date shall be true and correct as of such specified date).

Section 7.2 Performance. Buyer shall have performed and complied in all material respects with all agreements and obligations required by this Agreement and the Ancillary Documents to be so performed or complied with by it prior to the Closing Date.

Section 7.3 Officer’s Certificate. Buyer shall have delivered to the Selling Shareholders a certificate, dated as of the Closing Date and executed by an executive officer of Buyer, certifying to the fulfillment of the conditions specified in Section 7.1 and Section 7.2 hereof.

Section 7.4 Injunctions. At the Closing Date, there shall not be in effect any Law or Governmental Order directing that the transactions provided for herein and in the Ancillary Documents not be consummated as provided herein or which has the effect of rendering it impossible to consummate such transactions.

Section 7.5 Buyer Board of Directors. The Management Shareholder and Mr. Samuel S. Mao shall be appointed to the Buyer’s board of directors in accordance with the Shareholders Agreement.

Section 7.6 Shareholders Agreement. The Selling Shareholders, ReneSola and certain shareholders of ReneSola shall have entered into a shareholders agreement in the form attached here to as Exhibit B (the “Shareholders Agreement”), which shall take effect as of the Closing Date.

Section 7.7 Registration Rights Agreement. The Selling Shareholders shall have entered into a registration rights agreement with the Company in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), and such agreement shall be in full force and effect.

Section 7.8 No Buyer Material Adverse Change. Since the Balance Sheet Date there shall not have been any Buyer Material Adverse Change that is continuing as of the Closing Date.

Section 7.9 NYSE Exemption; Shareholder Approval. If the issuance of the Closing Shares and the ReneSola-GE Convertible Bond shall result in Buyer issuing 20 percent or more of its RS Ordinary Shares pursuant to NYSE Rule 312.03(c), then Buyer shall have (i) obtained an exemption or waiver from NYSE Rule 312.03(c) to issue the Closing Shares and the ReneSola-GE Convertible Bond without obtaining shareholder approval or (ii) obtained shareholder approval for such issuance.

ARTICLE VIII.

CONDITIONS TO BUYER’S OBLIGATIONS

The obligation of Buyer to effect the Closing under this Agreement as specified below is subject to the satisfaction, at or prior to the Closing Date, as applicable, of each of the following conditions, unless waived in writing by Buyer.

Section 8.1 Representations and Warranties. The representations and warranties made by the Warrantors and the Selling Shareholders in this Agreement, disregarding all qualifications and exceptions as to materiality and Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such date (except that any representations and warranties that are made as of a specified date shall be true and correct as of such specified date).

Section 8.2 Performance.

(a) Performance. The Company and the Selling Shareholders shall have performed and complied in all material respects with all agreements and obligations required by this Agreement and the Ancillary Documents to be performed or complied with by them prior to the Closing Date.

(b) Proceedings and Documents. All corporate and other proceedings that are required to be performed in connection with the transactions contemplated by this Agreement and the Ancillary Documents at the Closing shall have been performed. Buyer shall have received a copy of the Company’s board resolutions approving the transactions contemplated hereunder.

(c) Qualifications. The consents, waivers, approvals or other authorizations listed on Schedule 8.2(c) shall have been obtained or otherwise satisfied and shall continue to be in effect.

(d) No Material Adverse Change. Since the Balance Sheet Date there shall not have been any Material Adverse Change that is continuing as of the Closing Date.

Section 8.3 Officer’s Certificate. The Company shall have delivered to Buyer a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or the Chief Financial Officer, certifying to the fulfillment of the conditions specified in Section 8.1 and Section 8.2 hereof to the extent such conditions relate to the Company.

Section 8.4 Register of Members. Buyer shall have received a copy of the Company’s register of members, certified by a director of the Company as true and complete as of the Closing Date, updated to show Buyer as the sole holder of the Offered Shares as of the Closing.

Section 8.5 Share Certificates of the Offered Shares. Pursuant to Section 2.3(b), the Company shall have delivered to Buyer certificates representing the Offered Shares registered under the name of Buyer.

Section 8.6 Board of Directors of the Company. At the Closing, the authorized maximum size of the board of directors shall be five (5) members, and the board shall be comprised of only the following members: the Management Shareholder, Mr. Shichang Cheng and the other three members to be appointed by Buyer. Buyer shall have received a copy of the Company’s register of directors, certified by a director of the Company as true and complete as of the Closing Date.

Section 8.7 Company Preferred Shares and Company Convertible Bonds. The Company Preferred Shares and Company Convertible Bonds shall have been fully converted into Company Ordinary Shares and evidence thereof shall have been delivered to Buyer to its reasonable satisfaction.

Section 8.8 Shareholders Agreement. The Selling Shareholders, ReneSola and certain shareholders of ReneSola shall have entered into the Shareholders Agreement, which shall take effect as of the Closing Date.

Section 8.9 Registration Rights Agreement. The Selling Shareholders shall have entered into the Registration Rights Agreement, and such agreement shall be in full force and effect.

Section 8.10 Amended Articles. At the Closing Date, the amendment to the existing Memorandum and Articles of Association of the Company in a form reasonably satisfactory to Buyer shall be duly adopted by the Company by all necessary corporate action of its board of directors and its shareholders.

Section 8.11 Lock-up Agreements. Each of the Management Shareholder, GE, Sunpower Systems, SA, Renaissance US Growth & Investment Trust, Plc., Renaissance Capital Growth & Income Fund III, Inc., Chardan China Investments, LLC, SolarCap Holdings Limited (and Ms. Hing-Wan Chau), Sunico Holdings Limited (and Mr. Shichang Cheng), Sincerico Capital Limited (and Mr. David Hua Xu), SunEnergy International Limited (and Ms. Hing-Wan Chau) and JW Solar Holdings Co. Limited (and the Management Shareholder, Mr. Yue Liang and Mr. Huazheng Li) shall have entered into a lock-up agreement with ReneSola in the form attached hereto as Exhibit D (collectively, the “Lock-up Agreements”), and each such agreement shall be in full force and effect.

Section 8.12 Employment Matters. Each person listed on Schedule B hereto (collectively, the “Key Employees”) shall have entered into an amendment to their existing employment agreement and a confidentiality and non-competition agreement with the applicable Group Company in accordance with the terms set forth on Schedule C, each in form and substance mutually agreed by the applicable Group Company and Buyer, and each such agreement shall be in full force and effect.

Section 8.13 Delivery of Audited Financial Statements. KPMG shall have delivered the final Audited Financial Statements to Buyer by the date that is fifteen (15) Business Days following the date hereof, and such final Audited Financial Statements shall have no material changes from the preliminary Audited Financial Statements delivered to Buyer as of the date hereof.

Section 8.14 Arrangement in connection with Hubei Encumbrances. Approval or consent by the secured party under the Hubei Encumbrances shall have been obtained for the sale of the Offered Shares which are encumbered thereby to Buyer such that the Offered Shares when received by Buyer shall be free and clear of all Encumbrances, and evidence thereof shall have been delivered to Buyer to its reasonable satisfaction.

Section 8.15 Termination of 2008 Dynamic Investor Rights Agreement. The 2008 Dynamic Investor Rights Agreement has been irrevocably and unconditionally terminated in its entirety, which termination shall become effective as of the Closing, and evidence thereof shall have been delivered to Buyer to its reasonable satisfaction.

Section 8.16 Warrants. The side letter dated as of July 14, 2009 by and between Evergreen Solar, Inc. and Jiawei Solarchina Co., Ltd. in relation to the issuance of warrant by Evergreen Solar, Inc. and the issuance of warrant by the Company, and all related agreements and understandings thereof have been irrevocably terminated in its entirety and evidence thereof shall have been delivered to Buyer to its reasonable satisfaction.

Section 8.17 Injunctions. At the Closing Date, there shall not be in effect any Law or Governmental Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible to consummate such transactions.

ARTICLE IX.

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of the Company and the Sellers’ Representative on the one hand and Buyer, on the other;

(b) by either the Company and the Sellers’ Representative, on the one hand or Buyer, on the other, if any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree or ruling or other action shall have become final and nonappealable;

(c) by Buyer, if any Seller Party breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Document and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Article VIII, (B) cannot be or has not been cured within ten (10) days following written notice of such breach or failure to perform and (C) has not been waived in writing by Buyer;

(d) by the Company and the Sellers’ Representative, if Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Document and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Article VII, (B) cannot be or has not been cured within ten (10) days following written notice of such breach or failure to perform and (C) has not been waived in writing by the Company and the Sellers’ Representative; or

(e) by either the Company and the Sellers’ Representative, on the one hand or Buyer, on the other, if the Closing Date shall not have occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before October 31, 2009 (the “Original Long-Stop Date”); provided, however, that if the only condition to the Closing that remains unsatisfied (except for any condition that by its terms can only be satisfied at the Closing) on the Original Long Stop Date is the condition set forth in Section 8.14 hereof, and such condition is capable of being satisfied on or prior to December 31, 2009 (such later date being referred to herein as the “Outside Long Stop Date,” and the “Long Stop Date” refers to the Original Long Stop Date or the Outside Long Stop Date, as the context may require), then the Original Long Stop Date shall be automatically extended to the Outside Long Stop Date without further action by or consent of any of the parties hereto, and provided further that neither the Company and the Sellers’ Representative, on one hand, nor Buyer, on the other hand, may terminate this Agreement pursuant to this Section 9.1(e) if it has willfully and intentionally taken action to cause any of the conditions set forth in Article VII or VIII, as the case may be, to not be satisfied as of the applicable Long-Stop Date.

Section 9.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 9.1 hereof, written notice thereof shall forthwith be given to all other parties. If this Agreement is terminated and the transactions contemplated by this Agreement are abandoned as provided herein:

(a) Buyer will redeliver or at its option destroy (and deliver a certificate from Buyer’s internal counsel to such effect) to the Company all documents, work papers and other material of any of the Seller Parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof (provided that Buyer’s internal counsel may keep a copy of all such materials for evidentiary purposes only); and

(b) No party to this Agreement will have any liability under this Agreement to any other except that nothing herein shall relieve any party from any liability for any willful breach of any of the representations, warranties, covenants and agreements set forth in this Agreement.

ARTICLE X.

INDEMNIFICATION

Section 10.1 Indemnification by the Management Shareholder.

(a) From and after the Closing Date, the Management Shareholder (the “Indemnifying Selling Shareholder”), agrees to indemnify, defend and hold Buyer, its Affiliates (including the Company and its Affiliates) and their respective officers, directors, shareholders, employees, agents and representatives (the “Buyer Indemnified Persons”) harmless from and in respect of any and all losses, damages, loss profits and other losses resulting from any shutdown or curtailment of operations, costs, penalties, assessments, fines and expenses (including fees and expenses of counsel and other professional advisers) (collectively, “Losses”), arising out of or due to (i) any breach of any representation or warranty by the Warrantors and Selling Shareholders contained in Article III and Article IV of this Agreement, (ii) any breach of any covenant by the Seller Parties contained in this Agreement, or (iii) any Taxes of the Group Companies with respect to any Pre-Closing Tax Period except to the extent such Taxes are reflected (A) in the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Balance Sheet and (B) disclosed in Section 10.1(a) to the Disclosure Schedule as additional reserves for Tax liability for the period between the Balance Sheet Date and the date hereof.

(b) The representations, warranties, covenants and agreements of this Agreement shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided that (i) the representations and warranties set forth in Section 3.1(a), Section 3.2 and Section 3.6 shall survive indefinitely and (ii) the representations and warranties set forth in Section 3.11 (Tax Matters), shall survive the Closing until thirty (30) days after the expiration of the applicable statute of limitations; provided, further, that any claim made by the party seeking to be indemnified shall survive until such time as such claim is finally and fully resolved so long as such claim is brought prior to the expiration of the applicable survival period set forth in this Section 10.1(b).

(c) Notwithstanding anything to the contrary contained in this Agreement: (i) with respect to the provisions of Section 10.1(a)(i), the Indemnifying Selling Shareholder shall not be liable for any claim for indemnification under Articles III and IV, unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Indemnifying Selling Shareholders as a group under Articles III and IV equals or exceeds US$450,000 (the “Basket”), after which the Indemnifying Selling Shareholder shall be liable for any Losses (including Losses up to the amount of the Basket), and (ii) the maximum amount of indemnifiable Losses that may be recovered from the Indemnifying Selling Shareholder under Articles III and IV shall be an amount equal to US$20,000,000 (the “Cap”); provided, however, that the Basket and the Cap shall not apply (i) in the case of fraud or (ii) to inaccuracies in or breaches of any of the representations and warranties contained in Sections 3.1(a), 3.2, 3.6(a) and 3.11; provided, further, that the maximum amount of identifiable Losses that may be recovered from the Indemnifying Selling Shareholder (i) in the case of fraud, (ii) to inaccuracies in or breaches of any of the representations and warranties contained in Sections 3.1(a), 3.2, 3.6(a) and 3.11, or (iii) any other indemnification obligations of the Indemnifying Selling Shareholder under this Section 10.1 shall be 100% of the Closing Shares beneficially owned by the Management Shareholder as of the Closing Date.

(d) The rights of the Buyer Indemnified Persons under this Article X shall be the sole and exclusive remedy of the Buyer Indemnified Persons with respect to any and all Losses suffered by a Buyer Indemnified Person arising out of or resulting from this Agreement. Any claims under this Section 10.1 by a Buyer Indemnified Person shall be limited to a claim against the Indemnifying Selling Shareholder’s RS Ordinary Shares; provided, however that such shareholder does not transfer or dispose of such shares in violation of this Agreement or the Lock-Up Agreement entered into by such shareholder. For the purposes of calculating the number of RS Ordinary Shares to be paid to satisfy any indemnity hereunder, each RS Ordinary Share shall be valued at an amount equal to one half of the volume weighted average closing price per ADS as reported on the NYSE (or, if the ADSs are not listed on the NYSE, any other exchange on which the ADSs are then listed or the over the counter market, as applicable) for the ten (10) trading days immediately preceding the payment of any such indemnity; provided, however, if the ADSs are not then publicly traded, the RS Ordinary Shares shall be valued at the fair market value as of the date of payment, as determined jointly by Buyer and the Indemnifying Selling Shareholder. For the avoidance of doubt, any payments by the Indemnifying Selling Shareholder to cover indemnifiable Losses under this Section 10.1 shall be solely limited to the RS Ordinary Shares beneficially owned by the Indemnifying Selling Shareholder.

Section 10.2 Indemnification by Buyer.

(a) From and after the Closing Date, Buyer agrees to indemnify, defend and hold the Selling Shareholders, their Affiliates and their respective officers, directors, shareholders, employees, agents and representatives (the “Seller Indemnified Persons”) harmless from and in respect of any and all Losses that they may incur arising out of or due to any breach of any representation, warranty, covenant or other agreement of Buyer contained in this Agreement provided that, with respect to all Losses indemnifiable pursuant to this paragraph (a) arising from any breach of any representation, warranty or covenant made by Buyer herein, (i) the Seller Indemnified Persons shall not be liable for any claim for indemnification, unless and until the aggregate amount of indemnifiable Losses that may be recovered from Buyer equals or exceeds the Basket, after which Buyer shall be liable only for any Losses (including Losses up to the amount of the Basket), and (ii) the maximum amount of indemnifiable Losses that may be recovered from Buyer shall be an amount equal to the Cap; provided, however, that the Basket and the Cap shall not apply (i) in the case of fraud or (ii) to inaccuracies in or breaches of any of the representations and warranties contained in Sections 5.1, 5.2 and 5.4; provided, further, that the maximum amount of identifiable Losses that may be recovered from Buyer (i) in the case of fraud, (ii) to inaccuracies in or breaches of any of the representations and warranties contained in Sections 5.1, 5.2 and 5.4, or (iii) any other indemnification obligations of Buyer under this Section 10.2, shall be the fair market value of 100% of the Closing Shares beneficially owned by the Management Shareholder as of the Closing Date.

(b) The representations, warranties, covenants and agreements of Buyer contained in this Agreement shall survive the Closing for a period of eighteen (18) months after the Closing; provided, that the representations and warranties set forth in Sections 5.1, 5.2 and 5.4 shall survive indefinitely; provided further, that any claim made by the party seeking to be indemnified shall survive until such time as such claim is finally and fully resolved so long as such claim is brought prior to the expiration of the applicable survival period set forth in this Section 10.2(b).

(c) The rights of the Seller Indemnified Persons under this Article X shall be the sole and exclusive remedy of the Seller Indemnified Persons with respect to any and all Losses suffered by a Seller Indemnified Person arising out of or resulting from this Agreement.

Section 10.3 Notice and Opportunity to Defend. If there occurs an event that a party asserts is an indemnifiable event pursuant to Section 10.1 and Section 10.2, the party or parties seeking indemnification shall notify the other party or parties obligated to provide indemnification (the “Indemnifying Party”) as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event that may give rise to Losses for which indemnification may be sought under this Article X, provided that if a Buyer Indemnified Person is the indemnified party, such notice shall be delivered to the Sellers’ Representative; provided, further, that the failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only to the extent that such failure actually prejudices the Indemnifying Party hereunder. If such event involves any claim or the commencement of any action or proceeding by a third person, the party seeking indemnification will give such Indemnifying Party prompt written notice of such claim or the commencement of such action or proceeding; provided that the failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only to the extent that such failure actually prejudices the Indemnifying Party hereunder. In case any such action shall be brought against any party seeking indemnification and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party and, after notice from the Indemnifying Party to such party or parties seeking indemnification of such election so to assume the defense thereof, the Indemnifying Party shall not be liable to the party or parties seeking indemnification hereunder for any legal expenses of other counsel or any other expenses subsequently incurred by such party or parties in connection with the defense thereof, unless the named parties to such action or proceeding include both the Indemnifying Party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the Indemnifying Party, in which event the indemnified party shall be entitled, at the Indemnifying Party’s cost, risk and expense, to separate counsel of its own choosing. The Indemnifying Party and the party seeking indemnification agree to cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such action or asserted liability. The party or parties seeking indemnification shall have the right to participate at its or their own expense in the defense of such action or asserted liability. If the Indemnifying Party assumes the defense of an action no settlement or compromise thereof may be effected (i) by the Indemnifying Party without the written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed) or (ii) by the indemnified party without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). In no event shall an Indemnifying Party be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed).

If the Indemnifying Party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the claim notice, the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake, at the Indemnifying Party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the Indemnifying Party. In the event the indemnified party assumes the defense of the claim, the indemnified party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement. The Indemnifying Party shall be liable for any settlement of any action effected pursuant to and in accordance with this Article X and for any final judgment (subject to any right of appeal), and the Indemnifying Party agrees to indemnify and hold harmless an indemnified party from and against any Losses by reason of such settlement or judgment.

Section 10.4 Insurance Offset. The amount of any and all Losses for which indemnification is provided under this Article X shall be computed net of any insurance proceeds (net of any costs associated therewith) received by the indemnified party in connection with such Losses. If an indemnified party receives insurance proceeds in connection with Losses for which it has received indemnification, such party shall refund to the indemnifying party the amount of such insurance proceeds when received, up to the amount of indemnification received. An indemnified party shall use its commercially reasonable efforts to pursue insurance claims with respect to any Losses.

ARTICLE XI.

MISCELLANEOUS

Section 11.1 Fees and Expenses. Except as otherwise provided in this Agreement, each of Buyer, the Company and the Selling Shareholders shall pay all of its respective out-of-pocket fees and expenses in connection with the preparation and negotiation of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Section 11.2 Governing Law. This Agreement shall be construed under and governed by the Laws of the State of New York.

Section 11.3 Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto and except for the joinder of any additional Selling Shareholders between the date hereof and the Closing Date (which additional Selling Shareholders shall be deemed to make the representations and warranties set forth in Article III and Article IV as of the date of their joinder).

Section 11.4 No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of Buyer, in the case of assignment by any of the Seller Parties, and the Seller Parties, in the case of any assignment by Buyer, provided that Buyer may assign its rights to acquire and hold the Offered Shares acquired hereunder to an Affiliate but Buyer shall remain liable in all other respects for the performance of its payment and all other obligations hereunder.

Section 11.5 Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

Section 11.6 Notices.

(a) Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (i) personally delivered, (ii) sent by a nationally recognized overnight courier service to the recipient at the address below indicated or (iii) delivered by facsimile which is confirmed in writing by sending a copy of such facsimile to the recipient thereof pursuant to clause (i) or (ii) above:

If to Buyer:

ReneSola Ltd.

No. 8 Baoqun Road

Yaozhuang Industrial Park

Jiashan, Zhejiang 314117 PRC

Attn: Mr. Xianshou Li

+86 573 8477 3622 (tel)

+86 573 8477 3383 (fax)

and

Latham & Watkins

41/F, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attn: David Zhang, Esq.

+852 2522 7886 (tel)

+852 2522 7006 (fax)

If to any of the Selling Shareholders, to the Sellers’ Representative:

Jiawei Solarchina Co., Ltd.

Unit 1816, 18/F, Star House,

No. 3, Salisbury Road, Tsimshatsui, Kowloon

Hong Kong

Attention: Professor Kong Xian Ding

T: +852-27302718

F: +852-27302719

M:+86-13602675675

Email: kxding@solarchina.com

and

Paul, Hastings, Janofsky & Walker LLP

35/F Park Place

1601 Nanjing West Road

Shanghai 200040 China

Attention: Milton Chou, Esq.

T: +86-21-6103-2788

F: +86-21-6170-6188

Email: miltonchou@paulhastings.com

and

Jiawei Solarchina Co., Ltd.

Unit 1816, 18/F, Star House,

No. 3, Salisbury Road, Tsimshatsui, Kowloon

Hong Kong

Attention: Nancy Chau

T: +852-27302718

F: +852-27302719

M:+86-13602675675

Email: nancy@solarchina.com.hk

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner.

(b) Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

(c) For convenience only, the parties agree that all notices, consents, directions or other actions that may be given or taken hereunder by the Seller Parties may be given by the Sellers’ Representative on behalf of the Seller Parties pursuant to a written instruction or document duly executed by the Sellers’ Representative and that Buyer shall treat any such instrument or document as the action of the Seller Parties hereunder.

Section 11.7 Complete Agreement. This Agreement, the Confidentiality Agreement, the Ancillary Documents and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 11.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

Section 11.9 Publicity. The Seller Parties and Buyer will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not issue any such publication or press release prior to such consultation and agreement except as may be required by applicable Law or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the party proposing to issue such publication or press release shall make all reasonable efforts to consult in good faith with the other party or parties before issuing any such publication or press release and shall provide a copy thereof to the other party or parties prior to such issuance.

Section 11.10 Headings. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.11 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 11.12 Third Parties. Subject to Article X, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or corporation, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

Section 11.13 Dispute Resolution.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one party hereto has delivered to any other party hereto a written request for such consultation. If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party to such dispute with notice to the others.

(b) The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three (3) arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing such agreement by thirty (30) days after the appointment by each party of its arbitrator, the HKIAC shall appoint the third arbitrator.

(c) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.

(d) The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of New York and shall not apply any other substantive law.

(e) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(f) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party or parties may apply to a court of competent jurisdiction for enforcement of such award.

(g) Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h) Any party will have the right of specific performance and injunctive relief giving effect to its rights under this Agreement, in addition to any and all other rights and remedies under applicable Law or in equity.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Share Purchase Agreement to be executed by its duly authorized officer, in each case as of the date first above written.

RENESOLA LTD

By:	/s/ Li Xianshou
Name:
Title:

DYNAMIC GREEN ENERGY LIMITED

By:	/s/ Ding Kongxian
Name:	Ding Kongxian
Title:

JW SOLAR HOLDINGS CO. LIMITED

By:	/s/ Ding Kongxian
Name:	Ding Kongxian
Title:

SUNNICO HOLDINGS LTD.

By:	/s/ Ding Kongxian
Name:	Ding Kongxian
Title:

MINDSMART LTD.

By:	/s/ Chau Hing Wan
Name:
Title:

SUNENERGY INTERNATIONAL LIMITED

By:	/s/ Chau Hing Wan
Name:
Title:	Director

BRIGHTBEST ASIA LTD.

By:	/s/ Signature Illegible
Name:
Title:

SOLARCAP HOLDING LTD.

By:	/s/ Signature Illegible
Name:
Title:

KONGGANG DING

/s/ Ding Konggang

GLOBAL BD FINANCE LIMITED

By:	/s/ Chun Yi Hao
Name:	Chun Yi Hao
Title:	Director

SINCERICO CAPITAL LTD.

By:	/s/ Xu David Hua
Name:	Xu David Hua
Title:

CHINA FINANCE CAPITAL LIMITED

By:	/s/ Cho Kwan
Name:	Cho Kwan
Title:	Director

CHARDAN CHINA INVESTMENTS, LLC

By	Chardan China Management, LLC, Its Manager

By:	/s/ Daniel P. Beharry
Name:	Daniel P. Beharry
Title:	Secretary

GE CAPITAL EQUITY INVESTMENTS LTD.

By:	/s/ Mark Chen
Name:	Mark Chen
Title:	Authorized Signatory

SUNPOWER SYSTEMS, SA

By:	/s/ Thomas Dinwoodie
Name:	Thomas Dinwoodie
Title:	Manager

RENAISSANCE US GROWTH & INVESTMENT TRUST, PLC.

By:	/s/ Russell Cleveland
Name:	Russell Cleveland
Title:	Director

RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.

By:	/s/ Russell Cleveland
Name:	Russell Cleveland
Title:	Director

PENG BO

/s/ Peng Bo

Exhibit A

FORM OF RENESOLA–GE CONVERTIBLE BOND

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

RENESOLA LTD

CONVERTIBLE PROMISSORY NOTE

US$10,000,000	[—], 2009

FOR VALUE RECEIVED, the undersigned, RENESOLA LTD, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands with registered number 1016246 (the “Company”), hereby promises to pay, subject to the terms and conditions of this Convertible Promissory Note (this “Note”), to the order of GE CAPITAL EQUITY INVESTMENTS LTD. (together with any permitted transferees, the “Holder”), the principal amount of Ten Million United States Dollars (US$10,000,000) (the “Principal Amount”).

This Note is issued pursuant to, and in accordance with, the Share Purchase Agreement, dated September, 21, 2009, by and between the Company, Dynamic Green Energy Limited and the selling shareholders listed therein (the “Share Purchase Agreement”). The Holder is entitled to the rights and benefits of this Note and, subject to the terms and conditions set forth herein, may enforce the agreements contained herein and exercise the remedies provided for hereby or otherwise available in respect hereto. All capitalized terms not otherwise defined in this Note shall have the meanings attributed to such terms in the Share Purchase Agreement.

SECTION 1.

DEFINITIONS

1.1 Definitions. In this Note, unless the context otherwise requires the following words and expressions have the following meanings:

“Conversion Price” means US$3.4345 per Share, subject to adjustment as provided in Section 4.5 hereof.

“Original Note Issuance Date” means [—], 2009, the original date of issuance of this Note.

“Party” or “Parties” means any of the Company, the Holder and any of their permitted transferees and assigns as provided in this Note.

“Qualified Sale” means (a)(i) the merger or consolidation of the Company into or with one or more Persons, (ii) the merger or consolidation of one or more Persons into or with the Company or (iii) a tender offer, sale of shares or other business combination, if, in the case of (i), (ii) or (iii), the shareholders of the Company immediately prior to such merger, consolidation, sale of shares, tender offer or combination do not retain at least a majority of the voting power of the surviving Person immediately following such transaction, or (b) the voluntary sale, conveyance, exchange or transfer to another Person of all or substantially all of the assets of the Company.

“Repayment Price” means an amount equal to the outstanding Principal Amount of this Note plus the accrued and unpaid Interest thereon that the Holder elects to require the Company to repay in accordance with Section 3.

“securities” means equities and debt obligations of every kind, including without limitation options, warrants and rights to acquire shares or debt obligations.

“Shares” means the no par value shares of the Company.

“Share Equivalent” means any security or obligation that is by its terms convertible into or exchangeable or exercisable for Shares or other share capital of the Company, including any option, warrant or other subscription or purchase right with respect to Shares or such other share capital.

“Significant Subsidiary” means any Subsidiary of the Company that meets the definition of “significant subsidiary” in Rule 1-02(w) under Regulation S-X under the Securities Act.

“Significant Group Member” means the Company or any Significant Subsidiary.

1.2 Terms Defined Elsewhere in this Note. The following terms are defined in this Note as follows:

“Company”	Preamble
“Conversion Shares”	Section 4.1(a)
“Cure Period”	Section 6.2(c)
“Event of Default”	Section 6.1
“HKIAC”	Section 8.13(b)
“Holder”	Preamble
“Interest”	Section 2.1
“Lock-Up Date”	Section 4.1(a)
“Maturity Date”	Section 2.2
“Note”	Preamble
“Optional Conversion Notice”	Section 4.1(b)
“Optional Repayment Notice”	Section 3.1(b)
“Principal Amount”	Preamble
“Qualified Sale Notice”	Section 3.2(b)
“Share Purchase Agreement”	Preamble
“Transaction”	Section 4.7

1.3 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Note shall refer to this Note as a whole and not to any particular provision of this Note, and Section, Schedule and Exhibit references are to this Note unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

SECTION 2.

INTEREST AND MATURITY

2.1 Interest. Subject to the other provisions of this Section 2.1, the Holder of this Note shall be entitled to interest on the outstanding Principal Amount of this Note in an amount equal to seven percent (7%) per annum (computed on the basis of actual calendar days elapsed and a year of 365 days, compounded annually) (“Interest”). Interest shall accrue from day to day during the period starting (and including) the date hereof and ending (but excluding) the date on which the outstanding principal is paid or converted in accordance with the provisions hereof.

2.2 Maturity. Unless earlier repaid or converted in accordance with the terms hereof, the entire unpaid Principal Amount and all unpaid accrued Interest shall become fully due and payable, in each case, on June 10, 2011 (the “Maturity Date”).

2.3 Form of Payment. All payments of the Principal Amount and Interest (other than payment by way of conversion) shall be made in lawful money of the United States of America to the Holder, at the address specified in this Note, or at such other address as may be specified from time to time by the Holder in a written notice delivered to the Company. All payments shall be applied first to accrued Interest, and thereafter to the Principal Amount.

2.4 Prepayment. Prepayment of all or any part of the outstanding Principal Amount, all unpaid accrued Interest and any other sums payable under this Note prior to the Maturity Date without the express written consent of the Holder is not permitted.

SECTION 3.

OPTIONAL REPAYMENT

3.1 Repayment at the Option of the Holder upon an Event of Default.

(a) Unless earlier repaid or converted in accordance with the terms hereof, the Holder may elect to require the Company to repay this Note, in whole or in part, at a price equal to the Repayment Price if an Event of Default occurs and, to the extent such Event of Default is capable of being cured under Section 6, is not cured within the specified period set forth in Section 6.

(b) The Holder may exercise the repayment rights under this Section 3.1 by delivering notice in writing (such notice to be in the form of Exhibit 1 attached hereto (an “Optional Repayment Notice”)) to the Company. The Company shall pay the Holder the applicable Repayment Price no later than ten (10) Business Days after delivery of such Optional Repayment Notice by the Holder.

3.2 Repayment at the Option of the Holder upon a Qualified Sale.

(a) Unless earlier repaid or converted in accordance with the terms hereof, the Holder may elect to require the Company to repay this Note, in whole or in part, at a price equal to the Repayment Price, concurrently with the consummation of a Qualified Sale.

(b) In the event that the Company consummates a Qualified Sale, the Company shall have delivered a written notice (a “Qualified Sale Notice”) to the Holder describing such Qualified Sale and stating the proposed record or effective date, as the case may be, at least ten (10) Business Days before such date. Failure to provide such notice or any defect therein shall not affect the validity of any Qualified Sale.

(c) The Holder may exercise the repayment rights under this Section 3.2 by delivering an Optional Repayment Notice to the Company not later than five (5) Business Days prior to the record date or effective date, as the case may be, stated in the Qualified Sale Notice. The Company shall pay the Holder the applicable Repayment Price on the closing date of the Qualified Sale; provided, however, that if the Company determines not to proceed with such Qualified Sale, the Company shall so notify the Holder in writing, whereupon the Qualified Sale Notice and the Optional Repayment Notice shall be of no further force or effect.

SECTION 4.

CONVERSION

4.1 Optional Share Conversion.

(a) On or after the eleven (11) month anniversary of the Original Note Issuance Date (the “Lock-Up Date”), or (if prior to the Lock-Up Date) during any period beginning on the date that the Company delivers to the Holder a Qualified Sale Notice and ending on the earlier of (i) the closing date of the Qualified Sale described in such Qualified Sale Notice and (ii) the date, if any, on which the Company delivers to the Holder a written notice stating that the Company has determined not to proceed with the Qualified Sale described in such Qualified Sale Notice, the Holder of this Note shall have the right, but not the obligation, to convert all or a portion of this Note into such number of fully paid and non-assessable Shares as is equal to the quotient of (x) the outstanding Principal Amount of the Note to be converted plus any unpaid accrued Interest owing with respect to such Principal Amount requested in writing by the Holder to be converted (otherwise such Interest shall be paid in cash to the Holder), divided by (y) the then applicable Conversion Price (such Shares, the “Conversion Shares”).

(b) The Holder shall exercise the conversion rights set forth in Section 4.1 of this Note by surrendering this Note on a Business Day at any time after the Lock-Up Date during usual business hours at the registered office of the Company (or such other office or agency of the Company as the Company and the Holder may agree), accompanied by written notice (such notice to be in the form of Exhibit 2 attached hereto (an “Optional Conversion Notice”)). The Holder shall deliver this Note to the Company (together with the Optional Conversion Notice) for cancellation and the Company shall thereupon cancel this Note.

(c) The Holder agrees that, for a period of thirty-one (31) calendar days after delivering an Optional Conversion Notice, it will not transfer, sell, pledge or otherwise dispose of any of the Conversion Shares covered under such Optional Conversion Notice, without the prior written consent of the Company; provided, however, the Holder may transfer such Conversion Shares to its Affiliates without such consent provided that such Affiliate also agrees with the Company in writing not to transfer, sell, pledge or otherwise dispose such Conversion Shares for a period of thirty-one (31) calendar days after the delivery date of the relevant Optional Conversion Notice.

4.2 Conversion Procedure. As soon as practicable after the delivery of this Note by the Holder, but in no event later than ten (10) Business Days thereafter, the Company shall (i) take all actions and execute all documents necessary to effect the issuance and registration of such Shares (including giving all necessary instruction to the relevant share registry to effect such issuance and registration, and updating the Company’s Register of Members) in the name of the Holder and (ii) deliver to the Holder certificate(s) or evidence of registration on the Company’s Register of Members, representing the number of fully paid and non-assessable Shares (and to the extent that only a portion of this Note is converted, a replacement Note reflecting the remaining outstanding Principal Amount plus any unpaid accrued Interest).

4.3 Fractional Shares. No fractional Shares shall be issued upon conversion of this Note. If the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay an amount in cash for the current fair market value of the fractional share.

4.4 Termination of Rights. All rights under this Note shall terminate when (i) the entire Principal Amount of this Note and any unpaid accrued Interest have been paid and received pursuant to the terms of this Note and/or (ii) this Note is converted in full pursuant to Section 4.1 above.

4.5 Anti-dilution Adjustments. The Conversion Price shall be subject to adjustment as follows:

(a) Share Dividend, Subdivision, Combination, Stock Split, Recapitalization or Reclassification of Shares. In the event that the Company shall at any time or from time to time prior to conversion of this Note (i) pay a dividend or make a distribution on the outstanding Shares, in each case payable in Shares or Share Equivalents, (ii) subdivide the outstanding Shares into a larger number of shares, (iii) combine the outstanding Shares into a smaller number of shares or (iv) issue any Shares, Share Equivalents or other securities in a reclassification, recapitalization, stock split or any other type of distribution, then, and in each such case, the Conversion Price in effect immediately prior to such event shall be proportionally adjusted (and any other appropriate actions shall be taken by the Company) so that the Holder of this Note shall be entitled to receive the number of Shares or other securities of the Company that the Holder of this Note would have owned or would have been entitled to receive upon or by reason of any of the events described above, had this Note been converted immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 4.5(a) shall become effective retroactively, (x) in the case of any such dividend or distribution, on the date of payment of such dividend or distribution or (y) in the case of any such subdivision, combination, reclassification, recapitalization or stock split, to the close of business on the day upon which such corporate action becomes effective.

(b) No Adjustment. Notwithstanding anything herein to the contrary, no adjustment under this Section 4.5 need be made to the Conversion Price if the Company receives written notice from the Holder that no such adjustment is required.

4.6 Certificate as to Adjustments. Upon any adjustment in the Conversion Price, the Company shall within a reasonable period (not to exceed ten (10) Business Days) deliver to the Holder a certificate, signed by the Chief Executive Officer or Chief Financial Officer of the Company, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the Conversion Price in effect following such adjustment.

4.7 Reorganization, Reclassification. If any Qualified Sale or amalgamation of the Company with another corporation or entity, or any capital reorganization or reclassification of the Company (each, a “Transaction”) shall be effected in such a way that the holders of Shares shall be entitled to receive stock, securities or assets with respect to or in exchange for Shares, then lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in this Note and in lieu of the Shares of the Company immediately theretofore receivable upon conversion hereof, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of Shares receivable immediately prior to such Transaction upon conversion hereof, and the provisions hereof (including provisions for adjustments of the Conversion Price and of the number of Shares issuable upon the conversion of this Note) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the conversion hereof. The Company shall not effect any such Transaction, unless prior to the consummation thereof, the successor corporation or entity (if other than the Company) or the corporation or entity purchasing such assets as a result of such Transaction, shall assume by written instrument executed and mailed to the Holder at its address for notices under this Note, the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to receive.

4.8 Notice of Certain Transactions. In the event that the Company (i) takes any action that would require an adjustment to the Conversion Price, (ii) consummates a Transaction other than a Qualified Sale or (iii) undergoes a voluntary or involuntary dissolution or liquidation, the Company shall give a written notice to the Holder stating the proposed record or effective date, as the case may be, at least five (5) Business Days before such date. Such notice shall also specify the date as of which the holders of Shares of record shall participate in any such event or shall be entitled to exchange their Shares for securities or other property deliverable upon such event. Failure to provide such notice or any defect therein shall not affect the validity of any transaction referred to in this Section 4.8.

4.9 Legends. The Holder agrees to the imprinting, so long as required by law, of a legend on certificates representing all of the Holder’s Conversion Shares in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

SECTION 5.

COVENANTS

5.1 Covenants. The Company covenants to the Holder that, from the date hereof until all amounts owing hereunder have been paid in full or converted, the Company shall:

(a) punctually pay the Principal Amount and/or any Interest payable under this Note in the manner specified in this Note;

(b) give written notice promptly to the Holder of any condition or event that constitutes an Event of Default, such notice to include a description of the Event of Default and the efforts to remedy the same;

(c) execute and deliver, or cause to be executed and delivered, upon the request of the Holder and at the Company’s expense, such additional documents, instruments and agreements as may be reasonably necessary to carry out the provisions of this Note; and

(d) at all times reserve and maintain authority to issue, solely for the purpose of issue or delivery upon any conversion herein provided, the number of Shares issuable upon conversion of this Note, and (ii) cause all Shares, when issued or delivered pursuant to Section 4.1 above, to be duly and validly issued and fully paid, free and clear of all Encumbrances.

SECTION 6.

EVENTS OF DEFAULT

6.1 Events of Default. The occurrence of any one or more of the following events shall constitute an “Event of Default”:

(a) the Company shall fail to pay any Principal Amount and/or Interest on this Note when the same becomes due and payable hereunder;

(b) the Company shall fail to comply with any of its other covenants and agreements in this Note upon receipt of notice of such default and the Company fails to cure such default, cause such default to be cured, or obtain a waiver thereof, within sixty (60) days after receipt by the Company of such notice;

(c) any Group Member shall fail to pay any indebtedness for money borrowed in an outstanding principal amount in excess of $20,000,000 at final maturity or upon acceleration after the expiration of any applicable grace period, which indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within sixty (60) days after written notice to the Company from the Holder;

(d) (i) any Significant Group Member shall commence any voluntary action or proceeding (A) under any law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, winding-up, liquidation or dissolution with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against any Significant Group Member any case, proceeding or other action of a nature referred to in clause (i) above that results in the entry of an order for relief or any such adjudication or appointment and such order remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) any Significant Group Member shall make a general assignment for the benefit of its creditors; or (iv) there shall be any order, judgment or decree entered against any Significant Group Member decreeing the dissolution or winding up of any Significant Group Member and such order shall remain undischarged or unstayed for a period in excess of sixty (60) days; and

(e) One or more judgments shall be entered against any Significant Group Member for payment of money in an amount (to the extent not paid or fully covered by insurance) of $20,000,000 or more, and such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within sixty (60) days after the entry thereof.

6.2 Consequence of an Event of Default.

(a) If an Event of Default occurs and is continuing, the Holder may, by notice in writing to the Company pursuant to Section 3.1 or 4.1 (as the case may be), require the Company to repay or convert this Note in whole or in part within the time period specified in Section 3.1 or 4.1 (as the case may be).

(b) The Holder shall also have any other rights which the Holder may have been afforded under any contract or agreement at any time and any other rights which the Holder may have pursuant to applicable Law.

(c) Upon the occurrence and during the continuance of an Event of Default, the Holder may, by notice in writing to the Company, grant the Company an opportunity to cure the Event of Default within ten (10) Business Days (the “Cure Period”) following the delivery of such notice. In the event that the Company fails to cure the Event of Default within the Cure Period, the Holder may then require the Company pursuant to Section 3.1 or 4.1 to repay or convert this Note in whole or in part. The Holder’s right to grant a Cure Period with respect to an Event of Default shall not affect any of the other rights of the Holder hereunder.

SECTION 7.

REGISTRATION AND ISSUE OF NOTE

7.1 Register. The Company shall keep at its principal office a register in which the Company shall provide for the registration and transfer of this Note, in which the Company shall record the name and address of the Holder and the name and address of each permitted transferee. The Holder shall notify the Company of any change of name or address and promptly after receiving such notification the Company shall record such information in such register.

7.2 Transfer, Conversion and Repayment.

(a) Commencing on the Lock-Up Date, and subject to applicable Laws and regulations, this Note and all rights hereunder may be transferred by the Holder, and the Company shall assist the Holder in consummating any such transfer. A transfer of this Note may be effected only by a surrender hereof to the Company and the issuance by the Company of a new Note or Notes in replacement thereof, which shall be registered by the Company in accordance with Section 7.1 hereof once an executed copy of the replacement note has been executed by the transferee. The Company shall not be responsible for payment of any transfer taxes in connection with the transfer of this Note. Where some but not all of the outstanding Principal Amount in respect of this Note is to be converted or repaid, a new Note in respect of the Principal Amount not so converted or repaid shall be issued by the Company. References to “this Note” herein shall include any new Note or Notes issued by the Company upon any transfer, conversion or repayment thereon.

7.3 Lost, Stolen, Destroyed or Mutilated Notes. In case this Note shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of the mutilated Note, or in lieu of the Note lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Note.

SECTION 8.

MISCELLANEOUS

8.1 No Shareholder Rights. The Holder of this Note shall not have any rights as a shareholder of the Company (including voting rights and rights to receive any dividends or other distributions with respect to any Shares), except with respect to Conversion Shares received pursuant to Section 4.1.

8.2 No Partnership. The Parties expressly do not intend hereby to form a partnership, either general or limited, under any jurisdiction’s partnership law. The Parties do not intend to be partners one to another, or partners as to any third party, or create any fiduciary relationship among themselves, solely by virtue of the Holder’s status as the holder of the Note.

8.3 Governing Law. This Note shall be construed under and governed by the Laws of the State of New York.

8.4 Amendment. This Note may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8.5 No Assignment. The Company shall not assign this Note or any of its rights or duties hereunder to any Person without the prior written consent of the Holder. This Note shall inure to the benefit of and be binding upon the successors and permitted assigns of the Holder or the Company (as the case may be).

8.6 Waiver. Any of the terms or conditions of this Note which may be lawfully waived may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Note by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Note shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Note shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

8.7 Notices.

(a) Any notice, demand, or communication required or permitted to be given by any provision of this Note shall be deemed to have been sufficiently given or served for all purposes if (i) personally delivered, (ii) sent by a nationally recognized overnight courier service to the recipient at the address below indicated or (iii) delivered by facsimile which is confirmed in writing by sending a copy of such facsimile to the recipient thereof pursuant to clause (i) or (ii) above:

If to Holder:	GE Capital Equity Investments Ltd.
18/FL, The Lee Gardens
Central, Hong Kong
Attention: General Counsel, GE Equity
Fax: +852 2100 6712
With an email copy to: lung-chi.lee@ge.com

If to the Company:	ReneSola Ltd.
No. 8 Baoqun Road
Yaozhuang Industrial Park
Jiashan, Zhejiang 314117 PRC
Attn: Mr. Xianshou Li
+86 573 8477 3622 (tel)
+86 573 8477 3383 (fax)

and

Latham & Watkins
41/F, One Exchange Square
8 Connaught Place
Central, Hong Kong
Attn: David Zhang, Esq.
+852 2522 7886 (tel)
+852 2522 7006 (fax)

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner.

(b) Except as otherwise provided herein, any notice under this Note will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

8.8 Complete Agreement. This Note, the Share Purchase Agreement, the Confidentiality Agreement, the other Ancillary Documents and the other documents and writings referred to in the Share Purchase Agreement or delivered pursuant thereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Note shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.9 Counterparts. This Note may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

8.10 Headings. The headings contained in this Note are for reference only and shall not affect in any way the meaning or interpretation of this Note.

8.11 Severability. Any provision of this Note that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Note invalid, illegal or unenforceable in any other jurisdiction.

8.12 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or corporation, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Note.

8.13 Dispute Resolution.

(a) Any dispute, controversy or claim arising out of or relating to this Note, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one party hereto has delivered to any other party hereto a written request for such consultation. If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party to such dispute with notice to the others.

(b) The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three (3) arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing such agreement by thirty (30) days after the appointment by each party of its arbitrator, the HKIAC shall appoint the third arbitrator.

(c) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.

(d) The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of New York and shall not apply any other substantive law.

(e) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(f) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party or parties may apply to a court of competent jurisdiction for enforcement of such award.

(g) Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h) Any party will have the right of specific performance and injunctive relief giving effect to its rights under this Note, in addition to any and all other rights and remedies under applicable Law or in equity.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed by its officer or director thereunto duly authorized, on the date first above written.

RENESOLA LTD

By:
Name:
Title:

AGREED AND ACCEPTED:

GE CAPITAL EQUITY INVESTMENTS LTD.

By:
Name:
Title:

EXHIBIT 1

FORM OF OPTIONAL REPAYMENT NOTICE

[date]

To:	RENESOLA LTD

No. 8 Baoqun Road

Yaozhuang Industrial Park

Jiashan, Zhejiang 314117 PRC

Attn: [—]

Re:	Repayment Notice in relation to the Convertible Promissory Note of the Company (the “Note”), dated as of [•],_2009, with an aggregate outstanding principal amount of US$10,000,000. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the holder of the Note, hereby deliver this Repayment Notice pursuant to Section [3.1] [3.2] of the Note and hereby notify the Company of the exercise of the repayment right set forth in Section [3.1] [3.2] of the Note to redeem [all of the outstanding principal amount of the Note] [such principal amount of the Note equal to US$ [            ]] [together with accrued and unpaid Interest thereon] at the Repayment Price.

Aggregate outstanding Principal Amount to be repaid: US$ [            ]

Aggregate accrued but unpaid Interest with respect to the Principal Amount to be repaid: US$ [            ]

Total Repayment Price: US$ [            ]

Please kindly transfer to us the Repayment Price in accordance with the provisions of Section [3.1] [3.2] of the Note to the following bank account details:

Account Number:

Account Name:

Bank Name/Address:

SWIFT No.:

Very truly yours,

GE CAPITAL EQUITY INVESTMENTS LTD.

By:
Name:
Title

EXHIBIT 2

FORM OF OPTIONAL CONVERSION NOTICE

[date]

To:	RENESOLA LTD

No. 8 Baoqun Road

Yaozhuang Industrial Park

Jiashan, Zhejiang 314117 PRC

Attn: [—]

Re:	Conversion Notice in relation to the Convertible Promissory Note of the Company (the “Note”), dated as of [•],_2009, with an aggregate outstanding principal amount of US$10,000,000. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, holder of Note, hereby deliver this Conversion Notice pursuant to Section 4.1 of the Note and hereby notify the Company of the exercise of the conversion right set forth in Section 4.1 of the Note to convert [all of the outstanding principal amount of the Note] [such principal amount of the Note equal to US$ [            ]] [together with the below-specified accrued and unpaid Interest thereon] at the applicable [Conversion Price].

Aggregate outstanding Principal Amount to be converted: US$[            ]

Aggregate accrued but unpaid Interest with respect to the Principal Amount to be converted: US$[            ]

Aggregate accrued but unpaid Interest with respect to the Principal Amount to be paid in cash: US$[            ]

Total [Shares] to be issued upon conversion: [            ] [Shares]

Please kindly issue to us such number of [Shares] issuable upon conversion of the Note in accordance with this Conversion Notice to the following entity(ies) and pay the above-specified Interest to the following bank account details:

(1)	Name: [ ]

Address: [            ]

Number of [Shares] to be issued: [            ]

(2)	[Repeat if necessary]

Account Number: [            ]

Account Name: [            ]

Bank Name / Address: [            ]

SWIFT Number: [            ]

Very truly yours,

GE CAPITAL EQUITY INVESTMENTS LTD.

By:
Name:
Title

Exhibit B

FORM OF SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this “Agreement”), dated as of [•], 2009, is by and among RENESOLA LTD, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands with registered number 1016246 (the “Company”), the ReneSola Significant Shareholders (as defined below) and the Dynamic Shareholders (as defined below).

WHEREAS, the Company, Dynamic Green Energy Limited (“Dynamic”) and the Dynamic Shareholders are parties to that certain share purchase agreement dated as of September 21, 2009 (the “Share Purchase Agreement”); and

WHEREAS, it is a condition to the consummation of the transactions contemplated by the Share Purchase Agreement that the Company, the Dynamic Shareholders and the ReneSola Significant Shareholders enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Certain Defined Terms. Capitalized terms that are not defined in this Agreement shall have the meanings ascribed to such terms in the Share Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Board” means the board of directors of the Company from time to time.

“Designated Shareholders” means, collectively, the Dynamic Shareholders and ReneSola Significant Shareholders.

“Dynamic Major Shareholder” means Mr. Kongxian Ding, a PRC citizen with the PRC identification card number [—].

“Dynamic Nominee(s)” means (i) for so long as the Dynamic Major Shareholder beneficially owns not less than seventy-five percent (75%) of the shares of the Company that the Dynamic Major Shareholder receives pursuant to the Share Purchase Agreement, two individuals designated by the Dynamic Major Shareholder to serve as directors of the Company, at least one (1) of whom qualifies as an Independent Director, and (ii) for so long as the Dynamic Shareholder beneficially owns at least one share of the Company that the Dynamic Major Shareholder receives pursuant to the Share Purchase Agreement, one individual designated by the Dynamic Major Shareholder to serve as director of the Company; provided that any such designation shall become effective only upon the Company’s receiving a written notice of such designation signed by the Dynamic Major Shareholder; and provided further that each individual so designated shall be reasonably acceptable to the Board (provided, however, that at all times, the Dynamic Major Shareholder shall be deemed reasonably acceptable to the Board).

“Dynamic Shareholders” means, collectively, the parties listed on Schedule A hereto, including their respective successors and permitted assigns.

“Independent Director” has the meaning given to it under the NYSE Corporate Governance Rules.

“ReneSola Articles” means the Memorandum and Articles of Association, as amended.

“ReneSola Significant Shareholders” means Ruixin Holdings Limited and Yuncai Holdings Limited, including their respective successors and permitted assigns.

“2008 Dynamic Investor Rights Agreement” means the Amended and Restated Investors’ Rights Agreement dated as of June 6, 2008 by and among Dynamic, Jiawei Solarchina Company Limited and the Dynamic Shareholders.

Section 1.2 Other Interpretive Provisions. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

ARTICLE II.

BOARD OF DIRECTORS, VOTING

Section 2.1 Initial Board. On the Closing Date, the Board shall consist of the Dynamic Nominees and five other directors. Subject to the ReneSola Articles, applicable Law and stock exchange and securities market rules, the Dynamic Nominees’ terms of service as directors will commence with effect from the Closing Date and shall continue until the next annual meeting of shareholders of the Company.

Section 2.2 Post-Closing Board. Subject to the ReneSola Articles, applicable Law and stock exchange and securities market rules:

(a) Nomination and Election of Dynamic Nominees. At any annual or other meeting called in connection with the election of directors to the Board (or in relation to any written resolution of shareholders circulated in connection with the election of directors to the Board), (i) each Dynamic Nominee not then serving on the Board, and, in the case of an annual meeting, each Dynamic Nominee required to retire from service on the Board at such annual meeting in accordance with the ReneSola Articles, shall be eligible for election or re-election, as applicable, to the Board and (ii) the Designated Shareholders shall vote, in person, by proxy or by written consent, all of the voting shares of the Company beneficially owned by such Designated Shareholders (collectively, the “Voting Shares”) in favor of such Dynamic Nominees, if any.

(b) Filling Vacancies. In the event of the resignation, death, removal or disqualification of any Dynamic Nominee, the Dynamic Major Shareholder shall have the sole right to designate another individual to act as a replacement Dynamic Nominee. Upon receiving a written notice designating such replacement Dynamic Nominee signed by the Dynamic Major Shareholder, the Company shall by a resolution of its directors passed in accordance with the ReneSola Articles and applicable Law, cause the appointment of such replacement Dynamic Nominee to the Board, whose term of service shall commence with effect from the date of his appointment and shall continue until the next annual meeting of shareholders of the Company.

2

(c) Removal of Directors. The Dynamic Major Shareholder shall have the right to request the resignation or removal of any Dynamic Nominee from the Board. Upon receiving a written notice of such request signed by the Dynamic Major Shareholder, the Company and the Designated Shareholders shall use commercially reasonable efforts to cause the removal or resignation of such directors.

(d) No Revocation. This Agreement is coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Sections 2.3 or 3.2 hereof

Section 2.3 Termination. This Agreement shall terminate at such time as the Dynamic Major Shareholder ceases to beneficially own at least one ordinary share of the Company that the Dynamic Major Shareholder receives pursuant to the Share Purchase Agreement.

ARTICLE III.

MISCELLANEOUS

Section 3.1 Governing Law. This Agreement shall be construed under and governed by the Laws of the State of New York.

Section 3.2 Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 3.3 No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties.

Section 3.4 Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

Section 3.5 Notices.

(a) Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (i) personally delivered, (ii) sent by a nationally recognized overnight courier service to the recipient at the address below indicated or (iii) delivered by facsimile which is confirmed in writing by sending a copy of such facsimile to the recipient thereof pursuant to clause (i) or (ii) above:

3

If to the Company or the ReneSola Significant Shareholders:

ReneSola Ltd.

No. 8 Baoqun Road

Yaozhuang Industrial Park

Jiashan, Zhejiang 314117 PRC

Attn: Mr. Xianshou Li

+86 573 8477 3622 (tel)

+86 573 8477 3383 (fax)

and

Latham & Watkins

41/F, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attn: David Zhang, Esq.

+852 2522 7886 (tel)

+852 2522 7006 (fax)

If to the Dynamic Shareholders:

Jiawei Solarchina Co., Ltd.

Unit 1816, 18/F, Star House,

No. 3, Salisbury Road, Tsimshatsui, Kowloon

Hong Kong

Attention: Professor Kong Xian Ding

T: +852-27302718

F: +852-27302719

M:+86-13602675675

Email: kxding@solarchina.com

and

Paul, Hastings, Janofsky & Walker LLP

35/F Park Place

1601 Nanjing West Road

Shanghai 200040 China

Attention: Milton Chou, Esq.

T: +86-21-6103-2788

F: +86-21-6170-6188

Email: miltonchou@paulhastings.com

and

Jiawei Solarchina Co., Ltd.

Unit 1816, 18/F, Star House,

No. 3, Salisbury Road, Tsimshatsui, Kowloon

Hong Kong

Attention: Nancy Chau

T: +852-27302718

F: +852-27302719

M:+86-13602675675

Email: nancy@solarchina.com.hk

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner.

4

(b) Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

Section 3.6 Complete Agreement. This Agreement, the Share Purchase Agreement, the Confidentiality Agreement, the other Ancillary Documents and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Each of Dynamic and the Dynamic Shareholders hereby agrees that the 2008 Dynamic Investor Rights Agreement is hereby irrevocably and unconditionally terminated in its entirety, immediately prior to the Closing Date.

Section 3.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

Section 3.8 Headings. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 3.9 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 3.10 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or corporation, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

Section 3.11 Dispute Resolution.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one party hereto has delivered to any other party hereto a written request for such consultation. If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party to such dispute with notice to the others.

5

(b) The arbitration shall be conducted in Hong Kong Special Administrative Region under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three (3) arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing such agreement by thirty (30) days after the appointment by each party of its arbitrator, the HKIAC shall appoint the third arbitrator.

(c) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.

(d) The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of New York and shall not apply any other substantive Law.

(e) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(f) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party or parties may apply to a court of competent jurisdiction for enforcement of such award.

(g) Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

[remainder of page intentionally left blank]

6

IN WITNESS WHEREOF, each of the parties hereto has caused this Shareholders Agreement to be executed by its duly authorized officer, in each case as of the date first above written.

RENESOLA LTD

By:
Name:
Title:

RUIXIN HOLDINGS LIMITED

By:
Name:
Title:

YUNCAI HOLDINGS LIMITED

By:
Name:
Title:

JW SOLAR HOLDINGS CO. LIMITED

By:
Name:
Title:

SUNNICO HOLDINGS LTD.

By:
Name:
Title:

7

MINDSMART LTD.

By:
Name:
Title:

SUNENERGY INTERNATIONAL LIMITED

By:
Name:
Title:

BRIGHTBEST ASIA LTD.

By:
Name:
Title:

SOLARCAP HOLDING LTD.

By:
Name:
Title:

KONGGANG DING

GLOBAL BD FINANCE LIMITED

By:
Name:
Title:

8

SINCERICO CAPITAL LTD.

By:
Name:
Title:

CHINA FINANCE CAPITAL LIMITED

By:
Name:
Title:

CHARDAN CHINA INVESTMENTS, LLC

By: Chardan China Management, LLC
Its: Manager

By:
Name:	Daniel P. Beharry
Title:	Secretary

PENG BO

GE CAPITAL EQUITY INVESTMENTS LTD.

By:
Name:
Title:

SUNPOWER SYSTEMS, SA

By:
Name:
Title:

9

RENAISSANCE US GROWTH & INVESTMENT TRUST, PLC.

By:
Name:
Title:

RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.

By:
Name:
Title:

10

Exhibit C

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [—], 2009 by and among RENESOLA LTD, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands with registered number 1016246 (the “Company”), and each of the Persons listed on Schedule A hereto (the “Selling Shareholders” and, individually, a “Selling Shareholder”), who represent the shareholders of DYNAMIC GREEN ENERGY LIMITED, a company with limited liability organized under the laws of the Cayman Islands (“Dynamic”).

WHEREAS, each of the Selling Shareholders, who collectively own all of the outstanding shares of Dynamic, has agreed to sell all the shares held by each such shareholder to the Company, and as part of the consideration therefor, the Company has agreed to issue to each such Selling Shareholder, certain Shares (as defined below) and the ReneSola-GE Convertible Bond on the terms and conditions set forth in that certain Share Purchase Agreement dated as of September 21, 2009 (the “Share Purchase Agreement”), by and among the Company, Dynamic and the Selling Shareholders;

WHEREAS, in connection with the consummation of the transactions contemplated by the Share Purchase Agreement, the parties hereto desire to enter into this Agreement to enable the Selling Shareholders to register the Shares and the ReneSola-GE Convertible Bond that they receive pursuant to the Share Purchase Agreement under the Securities Act (as defined below);

WHEREAS, the Share Purchase Agreement provides that the execution and delivery of this Agreement by the parties hereto shall be a condition precedent to the consummation of the transactions contemplated thereunder; and

WHEREAS, the Company seeks to induce the Selling Shareholders to consummate the transactions contemplated in the Share Purchase Agreement, and seeks to satisfy the conditions precedent to such transactions by entering into this Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto further agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. Capitalized terms that are not defined in this Agreement shall have the meanings ascribed to such terms in the Share Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Accounting Principles” means generally accepted accounting principles as applied in the United States.

“ADSs” means American Depositary Shares, with each ADS as of the date of this Agreement representing two (2) Shares.

“Agreement” has the meaning ascribed thereto in the preamble hereto.

1

“Applicable Securities Law” means the securities law of the United States, including the Exchange Act and the Securities Act, and any applicable securities law of any state of the United States.

“Commission” means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Depositary” means the depositary in respect of the Company’s ADSs, currently The Bank of New York Mellon.

“Equity Securities” means any Shares, Share Equivalents or other voting securities of the Company.

“Form F-1” means Registration Statement on Form F-1 promulgated by the Commission under the Securities Act or any substantially similar form then in effect.

“Form F-3” means Registration Statement on Form F-3 promulgated by the Commission under the Securities Act or any substantially similar form then in effect.

“Form F-3ASR” means an automatically effective shelf registration statement on Form F-3 promulgated by the Commission under the Securities Act or any substantially similar form then in effect.

“Form S-1” means Registration Statement on Form S-1 promulgated by the Commission under the Securities Act or any substantially similar form then in effect.

“Form S-3” means Registration Statement on Form S-3 promulgated by the Commission under the Securities Act or any substantially similar form then in effect.

“Holders” means the Selling Shareholders together with their permitted transferees and assigns.

“Hong Kong” means the Hong Kong Special Administrative Region.

“HKIAC” has the meaning ascribed thereto in Section 3.11(a).

“Initiating Holders” means, with respect to a request duly made to register any Registrable Securities under Section 2.1(a), the Holders initiating such request.

“Registration” means a registration effected by preparing and filing a Registration Statement and the declaration or ordering of the effectiveness of that Registration Statement.

“Registration Expenses” means all expenses incurred by the Company in complying with this Agreement, including all registration and filing fees, printing expenses, fees, and disbursements of counsels for the Company, reasonable fees and disbursements of counsels for the Holders, fees and expenses of the Company’s depositary bank (if applicable), “blue sky” fees and expenses and the expense of any special audits incident to or required by any such registration.

“Registrable Securities” means (i) the Shares and the ReneSola-GE Convertible Bond received or to be received by the Selling Shareholders pursuant to the Share Purchase Agreement, and (ii) any Shares or other securities of the Company that may be subsequently issued or issuable with respect to the shares referenced in clause (i) as a result of a stock split, dividend, sale, transfer or assignment, in each case, as permitted under this Agreement; provided, however, that the foregoing definition shall exclude in all cases any securities that (i) are effectively registered under the Securities Act and disposed of in accordance with a Registration Statement covering such securities, (ii) have been transferred pursuant to Rule 144 under the Securities Act, (iii) may be resold without registration under Rule 144 under the Securities Act or (iv) are no longer beneficially owned by any Holder.

“Registration Statement” means a registration statement prepared on Forms S-3, F-3, F-3ASR, S-1 or F-1 under the Securities Act.

“Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to Sections 2.1 or 2.2 hereof.

“Selling Shareholders” has the meaning ascribed thereto in the preamble hereof.

“Share Equivalents” means warrants, options and rights exercisable for Shares and instruments convertible or exchangeable for Shares.

“Share Purchase Agreement” has the meaning ascribed thereto in the recitals hereof.

“Shares” means the no par value shares of the Company.

“Underwritten Offering” has the meaning ascribed in Section 2.1(a)(i).

“Violation” has the meaning ascribed thereto in Section 2.6(a).

Section 1.2 Other Interpretive Provisions. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

ARTICLE II.

REGISTRATION RIGHTS

Section 2.1 Demand Registration Rights.

(a) Registration.

(i) Subject to the terms of this Agreement, Holders holding ten percent (10%) of the Registrable Securities (as adjusted for any stock splits, stock dividends or similar adjustments), may request the Company in writing to register all or part of the Registrable Securities (a “Registration”); provided however, that if a request for Registration is for an underwritten public offering (an

“Underwritten Offering”), such request shall be subject to the requirement that the reasonably anticipated aggregate price to the public be not less than US$8,000,000. Upon receipt of such a request, the Company shall (i) within ten (10) Business Days after receipt of such written request, give written notice of the proposed Registration to all other Holders, and (ii) use commercially reasonable best efforts to cause, as soon as practicable, the Registrable Securities specified in the request, together with any Registrable Securities of any Holder who requests in writing to join such Registration within ten (10) Business Days after the Company’s delivery of written notice, to be registered on a Registration Statement and to have such Registration Statement declared effective by the Commission. Notwithstanding anything contrary contained herein, the Company shall be not obligated to effect more than two (2) Registrations pursuant to this Section 2.1(a)(i).

(ii) Any Registration made pursuant to this Section 2.1 shall be made on any form of Registration Statement available for use by the Company.

(iii) Any Registrable Securities that were registered but not distributed by a Holder pursuant to a Registration shall cease to be considered Registrable Securities.

(iv) A Registration requested pursuant to Section 2.1(a)(i) shall not be deemed to be effected for purposes of this Section 2 if it has not been declared effective by the Commission or become effective in accordance with the Securities Act.

(b) Right of Deferral. Notwithstanding anything to the contrary in this Agreement:

(i) The Company shall not be obligated to register or qualify Registrable Securities pursuant to any of the provisions of Section 2.1(a) if within the three (3) month period preceding the date of such request, the Company has either (A) already effected a Registration under any of the provisions of Section 2.1(a), or (B) already effected a Registration (other than a registration of securities in a transaction under Rule 145 of the Securities Act or with respect to an employee benefit plan) in which the Holders had an opportunity to participate pursuant to the provisions of Section 2.2 and no Registrable Securities of the Holders were excluded from such Registration pursuant to the provisions of Section 2.2(c).

(ii) The Company shall not be obligated to register or qualify Registrable Securities pursuant to Section 2.1(a) if the Company shall furnish to the Holders a certificate signed by the chief executive officer or chief financial officer of the Company stating that, in the good faith judgment of the Board of Directors of the Company as reflected in a resolution adopted by the directors in accordance with the then current Memorandum and Articles of Association of the Company, that any registration of Registrable Securities should not be made because it would materially adversely affect any proposed financing, acquisition, divestiture or other material transaction by the Company. Following delivery of such certificate, the Company shall have the right to defer such filing for a period no longer than the duration of the conditions giving rise to the Company’s right to defer the Registration, which shall not, in any event, exceed ninety (90) days from the receipt of any request duly submitted by Holders under Section 2.1(a) or to register Registrable Securities; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period.

(c) Underwritten Offerings.

(i) If, in connection with a request to register Registrable Securities under the provisions of Section 2.1(a), the Initiating Holders seek to distribute such Registrable Securities through an Underwritten Offering, they shall so advise the Company as a part of the request, and the Company shall include such information in the written notice to the other Holders described in to Section 2.1(a). In such event, the right of any Holder to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. All Holders proposing to distribute their securities through such Underwritten Offering shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such Underwritten Offering by the Company (which underwriter or underwriters shall be reasonably acceptable to Initiating Holders representing a majority in voting power of the Registrable Securities held by the Initiating Holders). Notwithstanding any other provision of this Agreement, if the managing underwriter advises the Company that one or more factors (including the aggregate number of securities requested to be registered, the general condition of the market or the status of the Persons proposing to sell securities pursuant to the Registration) requires a limitation of the number of Equity Securities to be underwritten, the underwriters may exclude such number of Registrable Securities from the Underwritten Offering as required after excluding any other Equity Securities from the Underwritten Offering (including any Equity Securities that the Company may seek to include in the Underwritten Offering for its own account). If a limitation of the number of Registrable Securities is required pursuant to this Section 2.1(c), the number of Registrable Securities that may be included in the Underwritten Offering by selling Holders shall be allocated among such Holders, in proportion, as nearly as practicable, to the respective amounts of Registrable Securities that the Holders would otherwise be entitled to include in the Registration.

(ii) If any Holder disapproves of the terms of any Underwritten Offering, the Holder may elect to withdraw therefrom by written notice to the Company and the underwriters delivered at least ten (10) Business Days prior to the effective date of the Registration Statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the Registration.

Section 2.2 Piggyback Registrations.

(a) Registration of the Company’s Securities. Subject to Section 2.2(c), if the Company proposes to register for its own account any of its Equity Securities in connection with the public offering of such securities, the Company shall promptly give each Holder written notice of such Registration and, upon the written request of any Holder given within ten (10) Business Days after delivery of such notice, the Company shall use its commercially reasonable best efforts to include in such Registration any Registrable Securities thereby requested by such Holder. If a Holder decides not to include all or any of its Registrable Securities in such Registration by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent Registration Statement or Registration Statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(b) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any Registration initiated by it under Section 2.2(a) prior to the effectiveness of such Registration, whether or not any Holder has elected to participate therein.

(c) Underwriting Requirements.

(i) In connection with any offering involving an underwriting of the Company’s Equity Securities, the Company shall not be required to register the Registrable Securities of a Holder under this Section 2.2 unless such Holder shall include such Registrable Securities in the underwriting and such Holder enters into an underwriting agreement in customary form with the underwriters selected by the Company and setting forth such terms for the underwriting as have been agreed upon between the Company and the underwriters. In the event the underwriters advise Holders seeking Registration of Registrable Securities pursuant to this Section 2.2 in writing that as a result of one or more factors (including the aggregate number of Registrable Securities requested to be registered, the general condition of the market or the status of the Persons proposing to sell securities pursuant to the Registration) it is able to proceed with the proposed offering only with respect to a smaller number of securities (the “Maximum Number”) than the total number of Registrable Securities proposed to be offered by such holders and securities proposed to be offered by the Company and all others entitled to registration rights under such Registration Statement, then the Company shall reduce the number of securities held by persons (the “Piggyback Holders”) other than the Company (and persons exercising demand registration rights, if any, to be included in such Registration Statement) to be included in such registration, to the extent necessary to reduce the number of securities to be included in such registration to an amount equal to the Maximum Number. Such amount will be allocated pro rata in accordance with the number of securities proposed to be offered by each Piggyback Holder (including the holders of Registrable Securities).

(ii) If any Holder disapproves of the terms of any underwriting, the Holder may elect to withdraw therefrom by written notice to the Company and the underwriters delivered at least ten (10) Business Days prior to the effective date of the Registration Statement. Any Registrable Securities excluded or withdrawn from the underwriting shall be withdrawn from the Registration.

(d) Exempt Transactions. The Company shall have no obligation to register any Registrable Securities under this Section 2.2 in connection with a Registration by the Company (i) relating solely to the sale of securities to participants in a Company share plan, (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act (or comparable provision under the laws of another jurisdiction, as applicable), or (iii) on any form that does not include substantially the same information as would be required to be included in a Registration Statement covering the sale of the Registrable Securities.

Section 2.3 Expenses. All Registration Expenses incurred in connection with any Registration pursuant to Sections 2.1 or 2.2 (but excluding Selling Expenses), including reasonable fees, not to exceed $30,000 per Registration hereunder, of one counsel for the selling Holders in the case of Registrations pursuant to Sections 2.1 or 2.2, shall be borne by the Company. Each Holder participating in a Registration pursuant to Sections 2.1 or 2.2 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all Selling Expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the Registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of a majority of the Registrable Securities then outstanding agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to Section 2.1 (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (1) such demand registration).

Section 2.4 Obligations of the Company. Subject to the provisions of Section 2.3 hereof, whenever required to effect the Registration of any Registrable Securities under this Agreement the Company, shall as expeditiously as reasonably possible:

(a) Use its commercially reasonable best efforts to cause any Registration Statement required hereunder to remain effective; provided, that the Company shall not be required to keep any such Registration Statement effective for (i) more than one (1) year in the case of a Registration Statement on Form S-3, F-3, F-3ASR (plus any suspension periods which shall be added to such one-year period), (ii) more than ninety (90) days in the case of a Registration Statement on Form S-1 or F-1 or (iii) any period following the date on which all of the Company’s obligations terminate under Section 2.7 hereof.

(b) Prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of Applicable Securities Law with respect to the disposition of the securities covered by such Registration Statement.

(c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus and any supplement thereto, in conformity with the requirements of the Applicable Securities Law, and such other documents as such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such Registration.

(d) Use its commercially reasonable best efforts to register and qualify the securities covered by such Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e) In the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(f) Notify each Holder of Registrable Securities covered by such Registration Statement at any time when a prospectus relating thereto is required to be delivered under Applicable Securities Law of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and prepare and furnish to each Holder, as soon as reasonably practicable, a reasonable number of copies of an amendment to such Registration Statement or supplement to such related prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g) In the event of any Underwritten Offering, furnish, at the request of any Holder requesting Registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration as is customarily given to underwriters in an underwritten public offering, and (2) a “comfort” letter dated as of such date, from the independent certified public accountants of the Company, as is customarily given by independent certified public accountants to underwriters in an underwritten public offering.

(h) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to the Registration Statement and, where applicable, a CUSIP number for all those Registrable Securities, in each case not later than the effective date of the Registration.

(i) Take all reasonable actions necessary to: (1) cause the Depositary to accept the deposit of the Registrable Securities into the deposit facility to issue ADSs (or receipts) representing such Registrable Securities and to issue the related American Depositary Receipts; (2) cause the Depositary to register with the Commission (to the extent necessary) such ADSs; and (3) list the Registrable Securities on the primary exchange upon which the Company’s securities are traded.

(j) Notify each Holder of Registrable Securities covered by such Registration Statement at any time, (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to the Registration Statement or any post-effective amendment, when the Registration Statement or such post-effective amendment has become effective; (ii) of the issuance by the SEC of any stop order of which the Company is aware suspending the effectiveness of the Registration Statement or any order preventing the use of a related prospectus, or the initiation of any proceedings for such purposes; and (iii) of the receipt of the Company of any written notification of the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose.

(k) Make available to its shareholders an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act, provided that the Company shall be deemed to have complied with this Section 2.4(k) if it has complied with Rule 158 under the Securities Act.

(l) In the event of the issuance of any stop order of which the Company is aware suspending the effectiveness of the Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in the Registration Statement for sale in any jurisdiction, use reasonable efforts promptly to obtain the withdrawal of such stop order or other order.

Section 2.5 Obligations of Holders. It shall be a condition precedent to the obligations of the Company to register the Registrable Securities of any Holder pursuant to this Section 2 that the selling Holder shall furnish to the Company such information regarding itself, the Registrable Securities held thereby and the intended method of disposition of such securities as shall be required to timely effect the Registration of such Holder’s Registrable Securities.

Section 2.6 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 2:

(a) Company Indemnity. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, its partners, officers, directors, agents, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls (as defined in the Securities Act) such Holder or underwriter against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under laws which are applicable in connection with any Registration, qualification, or compliance, of the Company’s securities insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”):

(i) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; or

(ii) the omission or alleged omission to state in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, a material fact required to be stated therein, or necessary to make the statements therein not misleading;

and the Company will reimburse each such Holder, its partners, officers, directors, agents, underwriters or controlling Person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such Registration by such Holder, underwriter or controlling Person of such Holder.

(b) Holder Indemnity. To the extent permitted by law, in connection with any Registration Statement filed pursuant hereto, each Holder of Registrable Securities to be covered thereby will, severally and not jointly with any other Holders, indemnify and hold harmless the Company, its partners, officers, directors, agents, any underwriter (as defined in the Securities Act) for the Company and each Person, if any, who controls (as defined in the Securities Act) the Company or underwriter against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under laws which are applicable in connection with any Registration, qualification, or compliance, of the Company’s securities insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any Violation to the extent that such Violation occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such Registration by such Holder, and such Holder will reimburse each of the Company, its partners, officers, directors, agents, underwriters or controlling Persons for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld) ); and provided, further, however, that no Holder shall be required to indemnify the Company or any other indemnified party under this Section 2.6(b) with respect to any amount in excess of the amount of the total net proceeds received by such Holder from sales of the Registrable Securities of such Holder under such Registration Statement.

(c) Notice. Promptly after receipt by an indemnified party under this Section 2.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to a material conflict of interest between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 2.6 to the extent the indemnifying party is prejudiced as a result thereof, but the omission to so deliver written notice to the indemnifying party will not otherwise relieve it of any liability that it may have to any indemnified party under this Section 2.6.

(d) Contribution. If any indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

Section 2.7 Termination of the Company’s Obligations. The registration rights granted under this Section 2 shall automatically terminate with respect to each Holder as of the date and time at which such Holder no longer beneficially owns any Registrable Securities.

Section 2.8 Rule 144 Reporting. With a view to making available the benefits of Rule 144 promulgated under the Securities Act and any comparable provision of Applicable Securities Law that may at any time permit the sale of the Registrable Securities to the public without registration or pursuant to a registration on Form S-1, F-1, S-3 or F-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(b) use commercially reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under Applicable Securities Law and shall furnish to any Holder, upon request by such Holder, a written statement by the Company as to whether it has complied with the current public information requirements of Rule 144 under the Securities Act; and

(c) so long as a Holder owns any Registrable Securities, to furnish to such Holder forthwith upon request (1) a written statement by the Company as to its compliance with the reporting requirements of Applicable Securities Law, or whether it qualifies as a registrant whose securities may be resold pursuant to Form S-3 or F-3 (or comparable form under Applicable Securities Law), (2) a copy of the most recent annual of the Company and such other reports and documents as may be filed by the Company with the Commission, and (3) such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the Commission that permits the selling of any such securities without registration or pursuant to Form S-3 or F-3 (or comparable form under Applicable Securities Law).

Section 2.9 Re-sale Rights. The Company shall use its commercially reasonable efforts to assist each Holder in the sale or disposition of its Registrable Securities, including (a) the prompt delivery of applicable instruction letters to the Company’s transfer agent to remove legends from the Holder’s share certificates, (b) causing the prompt delivery of appropriate legal opinions from the Company’s counsels in forms reasonably satisfactory to the Holder’s counsel, and (c) if the Company has depository receipts or shares listed or traded on any exchange or inter-dealer quotation system, the prompt delivery of instruction letters to the Company’s share registrar and depository agent to convert the Holder’s securities into depository receipts, shares or similar instruments to be deposited in the Holder’s brokerage account(s); provided, however, that the Holder shall bear the costs associated with the issuance by the depositary of depositary receipts or shares.

ARTICLE III.

MISCELLANEOUS

Section 3.1 Binding Effect; Assignment.

(a) Notwithstanding anything herein to the contrary, the rights of any Selling Shareholder under this Agreement may be assigned or transferred by such Selling Shareholder to its partners, general partners, limited partners, Affiliates or other entities contractually or legally entitled to distributions from such a Holder, provided that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such rights are being assigned, and (y) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Section 3.1 and the terms and conditions of each Section of this Agreement with respect to which any rights are being assigned thereto under this clause. From the time of such transfer or assignment, for all purposes of each Section of this agreement with respect to which rights are assigned thereto under this clause, such transferee or assignee shall be treated as a “Selling Shareholder,” as the case may be.

(b) This Agreement shall be binding upon and shall be enforceable by each party, its successors and permitted assigns. Except as provided in Section 3.1(a) and Section 3.1(b), no party may assign any of its rights or obligations hereunder without the prior written approval of the other parties.

Section 3.2 Governing Law. This Agreement shall be construed under and governed by the Laws of the State of New York.

Section 3.3 Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 3.4 Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each party entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

Section 3.5 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (i) personally delivered, (ii) sent by a nationally recognized overnight courier service to the recipient at the address below indicated or (iii) delivered by facsimile which is confirmed in writing by sending a copy of such facsimile to the recipient thereof pursuant to clause (i) or (ii) above:

If to the Company:

ReneSola Ltd

No. 8 Baoqun Road

Yaozhuang Industrial Park

Jiashan, Zhejiang 314117 PRC

Attn: Mr. Xianshou Li

+86 573 8477 3622 (tel)

+86 573 8477 3383 (fax)

and

Latham & Watkins

41/F, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attn: David Zhang, Esq.

+852 2522 7886 (tel)

+852 2522 7006 (fax)

If to Dynamic or any of the Selling Shareholders:

Jiawei Solarchina Co., Ltd.

Unit 1816, 18/F, Star House,

No. 3, Salisbury Road, Tsimshatsui, Kowloon

Hong Kong

Attention: Professor Kong Xian Ding

T: +852-27302718

F: +852-27302719

M:+86-13602675675

Email: kxding@solarchina.com

and

Paul, Hastings, Janofsky & Walker LLP

35/F Park Place

1601 Nanjing West Road

Shanghai 200040 China

Attention: Milton Chou, Esq.

T: +86-21-6103-2788

F: +86-21-6170-6188

Email: miltonchou@paulhastings.com

and

Jiawei Solarchina Co., Ltd.

Unit 1816, 18/F, Star House,

No. 3, Salisbury Road, Tsimshatsui, Kowloon

Hong Kong

Attention: Nancy Chau

T: +852-27302718

F: +852-27302719

M:+86-13602675675

Email: nancy@solarchina.com.hk

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner.

Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

Section 3.6 Complete Agreement. This Agreement, the Share Purchase Agreement, the Confidentiality Agreement, the other Ancillary Documents and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 3.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

Section 3.8 Headings. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 3.9 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 3.10 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or corporation, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

Section 3.11 Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one party hereto has delivered to any other party hereto a written request for such consultation. If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party to such dispute with notice to the others.

(a) The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three (3) arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing such agreement by thirty (30) days after the appointment by each party of its arbitrator, the HKIAC shall appoint the third arbitrator.

(b) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.

(c) The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of New York and shall not apply any other substantive law.

(d) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(e) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party or parties may apply to a court of competent jurisdiction for enforcement of such award.

(f) Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

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IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

RENESOLA LTD

By:
Name:
Title:

DYNAMIC GREEN ENERGY LIMITED

By:
Name:
Title:

JW SOLAR HOLDINGS CO. LIMITED

By:
Name:
Title:

SUNNICO HOLDINGS LTD.

By:
Name:
Title:

MINDSMART LTD.

By:
Name:
Title:

SUNENERGY INTERNATIONAL LIMITED

By:
Name:
Title:

BRIGHTBEST ASIA LTD.

By:
Name:
Title:

SOLARCAP HOLDING LTD.

By:
Name:
Title:

KONGGANG DING

GLOBAL BD FINANCE LIMITED

By:
Name:
Title:

SINCERICO CAPITAL LTD.

By:
Name:
Title:

CHINA FINANCE CAPITAL LIMITED

By:
Name:
Title:

CHARDAN CHINA INVESTMENTS, LLC

By:	Chardan China Management, LLC
Its:	Manager

By:
Name:	Daniel Beharry
Title:	Secretary

PENG BO

GE CAPITAL EQUITY INVESTMENTS LTD.

By:
Name:
Title:

SUNPOWER SYSTEMS, SA

By:
Name:
Title:

RENAISSANCE US GROWTH & INVESTMENT TRUST, PLC.

By:
Name:
Title:

RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.

By:
Name:
Title:

Exhibit D

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of [—], 2009, by and between the shareholder set forth on the signature page to this Agreement (the “Holder”) and RENESOLA LTD, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands with registered number 1016246 (the “Company”). Any and all capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Share Purchase Agreement (as defined below).

WHEREAS, the Holder owned certain outstanding shares of DYNAMIC GREEN ENERGY LIMITED, a company with limited liability organized under the laws of the Cayman Islands (“Dynamic”), and has agreed to sell all the shares in Dynamic owned by him to the Company;

WHEREAS, as part of the consideration therefor, the Company has agreed to issue to such Holder, [—] no par value shares (the “Shares”)1, of the Company on the terms and conditions set forth in that certain Share Purchase Agreement dated as of September 21, 2009 (the “Share Purchase Agreement”), by and among the Company, Dynamic, the Holder and other shareholders of Dynamic;

WHEREAS, the Share Purchase Agreement provides that the execution and delivery of this Agreement by the parties hereto shall be a condition precedent to the consummation of the transactions contemplated thereunder; and

WHEREAS, as a condition of and as a material inducement for the parties to enter into and consummate the transactions contemplated by the Share Purchase Agreement, the Holder has agreed to execute, deliver and be bound by the terms and conditions of this Agreement;

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement and (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement.

[1]	JW Solar’s lock-up will be for 81.577% of its shares.

2. Lock-Up.

(a) During the Lock-up Period (as defined below), the Holder irrevocably agrees that, without the prior written consent of the Company, it will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below) (including any securities convertible into, or exchangeable for, or representing the rights to receive, Lock-up Shares), enter into a transaction that would have the same effect, enter into any swap, hedge or other arrangement that transfers or intends to transfer, in whole or in part, any of the economic or beneficial consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement.

[The foregoing clause shall not apply to transactions relating to the Company’s American depositary shares (“ADSs”) or shares, in either case purchased by the Holder and/or its affiliates in the open market after the Date of Delivery.]2 [The foregoing clause shall not apply to (i) transactions relating to the Company’s American depositary shares (“ADSs”) or shares, in either case purchased by the Holder and/or its affiliates in the open market after the Date of Delivery, (ii) transfers of the Lock-Up Shares as a bona fide gift for estate planning purposes, and (iii) transfers or distributions of the Lock-Up Shares to any partners, limited partners, members, shareholders or affiliates of the Holder, including investment funds that are under common control with the Holder, provided, however, that in the case of any transfer or distribution pursuant to subclause (ii) or (iii) above, each distributee or transferee shall sign and deliver to the Company a lock-up agreement substantially in the form of this Agreement.] 3

For the avoidance of doubt, this Section 2(a) shall not prohibit the Holder from exercising its registration rights with respect to Lock-Up Shares pursuant to the Registration Rights Agreement during the Lock-Up Period, provided that the Holder complies in all respects with the restrictions on transfer set forth herein.

(b) In furtherance of the foregoing, the Company may (i) place an irrevocable stop order on all Lock-up Shares, including those covered by a registration statement, (ii) place a notation on its register of members about the restrictions on such Lock-up Shares under this Agreement, and (ii) notify its registrar in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct its registrar not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes of this Agreement, “Lock-up Period” means a period of [three years4/one year5/six months6/three months7] from the Date of Delivery [, provided that 25%/one-third/75% of the Shares shall be released on the date that is 91/181 days following the Date of Delivery]. “Date of Delivery” means the Closing Date.

[2]	For management shareholders only.
[3]	For non-management shareholders only.
[4]	Mr. Kongxian Ding shall be subject to a three year lock-up.
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Mr. Shichang Cheng, Ms. Hing-wan Chau, Mr. David Hua Xu, Mr. Yue Liang and Mr. Huazheng Li and the entities through which they hold shares shall be subject to a one year lock-up, provided that up to 25% of the shares held by such shareholder may be transferred from the date that is 181 days following the Date of Delivery. SunPower will be subject to a one year lock-up, provided that up to one-third of the shares held by such shareholder may be transferred from the date that is 181 days following the Date of Delivery.

[6]	GE will be subject to a six month lock-up.
[7]	Renaissance and Chardan will each be subject to a three month lock-up.

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(d) For purposes of this Agreement, “Lock-up Shares” shall mean (i) the Shares and (ii) any equity securities of the Company issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares in (i) above.

3. No Additional Fees/Payment. Other than the consideration specifically referenced herein or in the Share Purchase Agreement, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

4. Governing Law. This Agreement shall be construed under and governed by the laws of the State of New York.

5. Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6. Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

7. Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (i) personally delivered, (ii) sent by a nationally recognized overnight courier service to the recipient at the address below indicated or (iii) delivered by facsimile which is confirmed in writing by sending a copy of such facsimile to the recipient thereof pursuant to clause (i) or (ii) above:

If to the Company:

ReneSola Ltd

No. 8 Baoqun Road

Yaozhuang Industrial Park

Jiashan, Zhejiang 314117 PRC

Attn: Mr. Xianshou Li

+86 573 8477 3622 (tel)

+86 573 8477 3383 (fax)

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and

Latham & Watkins

41/F, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attn: David Zhang, Esq.

+852 2522 7886 (tel)

+852 2522 7006 (fax)

If to the Holder:

[—]

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner.

Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

8. Complete Agreement. This Agreement, the Share Purchase Agreement, the Confidentiality Agreement, the other Ancillary Documents and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto. The parties hereto agree that if the Share Purchase Agreement is terminated prior to the Date of Delivery, the Holder shall be released from all obligations under this Agreement.

9. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

10. Headings. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11. Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

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12. Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person or corporation, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

13. Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one party hereto has delivered to any other party hereto a written request for such consultation. If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any party to such dispute with notice to the others.

(a) The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three (3) arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing such agreement by thirty (30) days after the appointment by each party of its arbitrator, the HKIAC shall appoint the third arbitrator.

(b) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.

(c) The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of New York and shall not apply any other substantive law.

(d) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(e) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party or parties may apply to a court of competent jurisdiction for enforcement of such award.

(f) Any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

RENESOLA LTD

By:
Name:
Title:

[Name of Shareholder]

[Name of Beneficial Owner of Shareholder]